Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Model N, Inc.
a Delaware corporation,

Nexus Acquisition Sub, Inc.,
a Delaware corporation,

Sapphire Stripe Holdings, Inc.,
a Delaware corporation,

and

LLR Equity Partners III, L.P., as the Stockholders’ Agent

___________________________

Dated as of December 12, 2016
___________________________

Page

Article I Payments on Agreement Date; Effectiveness	2
1.1.	Payments on the Agreement Date2
1.2.	Effectiveness2
Article II The Merger	2
2.1.	The Merger2
2.2.	Closing Deliveries3
2.3.	Effect on Capital Stock and Options.5
2.4.	Payment of Merger Consideration7
2.5.	No Further Ownership Rights in the Company Capital Stock10
2.6.	Company Net Working Capital Adjustment10
2.7.	Tax Consequences12
2.8.	Certain Taxes12
2.9.	Withholding Rights12
2.10.	Taking of Necessary Action; Further Action12
Article III Representations and Warranties of the Company	13
3.1.	Organization, Standing, Power and Subsidiaries13
3.2.	Capital Structure14
3.3.	Authority; Non-contravention15
3.4.	Financial Statements; No Undisclosed Liabilities16
3.5.	Absence of Changes18
3.6.	Litigation20
3.7.	Restrictions on Business Activities20
3.8.	Compliance with Laws; Governmental Permits20
3.9.	Title to, Condition and Sufficiency of Assets; Real Property21
3.10.	Intellectual Property21
3.11.	Taxes27
3.12.	Employee Benefit Plans and Employee Matters30
3.13.	Interested-Party Transactions35
3.14.	Insurance35
3.15.	Books and Records35
3.16.	Material Contracts35
3.17.	Transaction Fees37
3.18.	Anti-Corruption Law37
3.19.	Environmental, Health and Safety Matters38
3.20.	Export Control Laws38
3.21.	Customers38
3.22.	Suppliers38
3.23.	Company Operations39
3.24.	No Other Representations39
Article IV Representations and Warranties of Acquirer and Merger Sub	39
4.1.	Organization and Standing39
4.2.	Authority; Non-contravention39
4.3.	Financing; Solvency40

i

(Continued)

Page

4.4.	No Prior Merger Sub Operations41
4.5.	Compliance with Applicable Laws41
4.6.	Brokers41
4.7.	Litigation41
4.8.	Accredited Investor Status41
4.9.	No Other Representations41
Article V Conduct Prior to the Effective Time	42
5.1.	Conduct of the Business; Notices42
5.2.	Restrictions on Conduct of the Business42
5.3.	Notices of Certain Events; Prospective Breach46
Article VI Additional Agreements	46
6.1.	Board Recommendation, Stockholder Approval and Stockholder Notice46
6.2.	No Solicitation47
6.3.	Confidentiality; Public Disclosure48
6.4.	Reasonable Best Efforts48
6.5.	Third-Party Consents49
6.6.	Litigation49
6.7.	Access to Information49
6.8.	Spreadsheet49
6.9.	Expenses50
6.10.	Employees50
6.11.	Termination of Benefit Plans51
6.12.	Financial Statements51
6.13.	Certain Closing Certificates and Documents51
6.14.	Tax Matters52
6.15.	280G Stockholder Approval54
6.16.	Debt Financing and Letters of Credit54
6.17.	Director and Officer Indemnification55
Article VII Conditions to the Merger	56
7.1.	Conditions to Obligations of Each Party to Effect the Merger56
7.2.	Additional Conditions to Obligations of the Company57
7.3.	Additional Conditions to the Obligations of Acquirer57
Article VIII Governmental Entity and Antitrust Provisions	58
8.1.	Pre-Closing Cooperation58
8.2.	Mandatory Closing Date Termination Rights58
8.3.	Special Escrow Fund59
8.4.	Defense of Antitrust Investigation59
Article IX Termination	61
9.1.	Automatic Termination61
9.2.	Discretionary Terminations61
9.3.	Effect of Termination61

(Continued)

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Article X Indemnification	62
10.1.	Indemnification62
10.2.	Indemnifiable Damage Threshold; Other Limitations63
10.3.	Claims Periods65
10.4.	Exclusive Remedy65
10.5.	Claims65
10.6.	Resolution of Objections of Non-Third Party Claims66
10.7.	Third-Party Claims67
Article XI Payment of Acquirer Promissory Notes; Treatment of Payments	68
11.1.	Payment of Acquirer Promissory Notes68
11.2.	Treatment of Payments69
Article XII Stockholders’ Agent	69
12.1.	Appointment of Stockholders’ Agent69
12.2.	Exculpation; Indemnification70
12.3.	Reliance on Stockholders’ Agent Authority70
Article XIII General Provisions	71
13.1.	Survival of Representations, Warranties and Covenants71
13.2.	Notices71
13.3.	Interpretation73
13.4.	Amendment74
13.5.	Extension; Waiver74
13.6.	Counterparts74
13.7.	Entire Agreement; Parties in Interest75
13.8.	Assignment75
13.9.	Severability75
13.10.	Remedies Cumulative; Specific Performance75
13.11.	Arbitration; Submission to Jurisdiction; Consent to Service of Process76
13.12.	WAIVER OF JURY TRIAL77
13.13.	Governing Law77
13.14.	Rules of Construction77
13.15.	No Conflict78
13.16.	Additional Financing Provisions79

Exhibit a

Exhibit A-Definitions
Exhibit B-Form of Non-Competition Agreement
Exhibit C-Form of Consenting Stockholder Agreement
Exhibit D-Form of Escrow Agreement
Exhibit E-Form of Written Consent
Exhibit F-Form of Certificate of Merger
Exhibit G-1-Form of FIRPTA Notice
Exhibit G-2-Form of FIRPTA Notification Letter
Exhibit H-Form of Parachute Payment Waiver
Exhibit I-Form of Subordination Agreement
Exhibit J-Form of Tranche 1 Promissory Note
Exhibit K-Form of Tranche 2 Promissory Note
Exhibit L-Form of Letter of Transmittal

Schedules

Schedule A-Key Employees
Schedule B-Consenting Stockholders

Schedule CCompany Disclosure Letter

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of December 12, 2016 (the “Agreement Date”), by and among Model N, Inc., a Delaware corporation (“Acquirer”), Nexus Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), Sapphire Stripe Holdings, Inc., a Delaware corporation (the “Company”), and LLR Equity Partners III, L.P., a Delaware limited partnership, as the stockholders’ agent (the “Stockholders’ Agent”).  Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.The Company is the sole stockholder of Revitas, Inc., a Delaware corporation (the “Operating Subsidiary”).

B.Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement (the “Merger”).  Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.

C.The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, on the terms and subject to the conditions set forth herein, advisable, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement.

D.The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, advisable and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement.

E.Acquirer has obtained the requisite approvals for this Agreement and the Transactions and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

F.Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each Person listed on Schedule A (each, a “Key Employee”) has executed (1) Acquirer’s form of employment offer letter (together with the customary exhibits thereto, an “Offer Letter”) and (2) a non-competition agreement substantially in the form of Exhibit B (a “Non-Competition Agreement”), each to become effective upon the Closing.

G.Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Company Stockholders identified in Schedule B (the “Consenting Stockholders”) are executing a stockholder agreement in substantially the form attached hereto as Exhibit C (the “Consenting Stockholder Agreement”).

H.Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Acquirer, the Stockholders’ Agent and U.S. Bank National Association  (the “Escrow Agent”) are entering into an escrow agreement in substantially the form attached hereto as Exhibit D, and Acquirer is depositing the Fee Escrow Amount with the Escrow Agent.

I.Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit E (a “Written Consent”) executed by each Consenting Stockholder, evidencing the obtainment of the Company Stockholder Approval.

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Payments on Agreement Date; Effectiveness

1.1.Payments on the Agreement Date

.  On the Agreement Date, Acquirer shall make (or cause to be made) the following payments, in each case, by wire transfer of immediately available funds: (a) to the Escrow Agent, an amount equal to the Escrow Fee Amount, and (b) to the Company, up to $50,000 of documented out-of-pocket expenses incurred by the Company relating to the preparation and participation in the submission to the Department of Justice prior to September 13, 2016.

1.2.Effectiveness

.  This Agreement shall be effective upon Acquirer’s satisfaction of the payments set forth in Section 1.1.

Article II
The Merger

2.1.The Merger.

(a)Merger of Merger Sub into the Company.  On the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.

(b)Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c)Closing.  On the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, at 10:00 a.m. local time on January 5, 2017 (the “Mandatory Closing Date”) provided, that:

(i)as of January 4, 2017, no Antitrust Investigation has been commenced, and as of the Closing, all conditions set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); or

(ii)if an Antitrust Investigation has been commenced prior to the Mandatory Closing Date and Acquirer has not exercised its right to terminate this Agreement pursuant to Section 8.2(a), all conditions set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).

If the Closing is not completed by 5:00 p.m. on the Mandatory Closing Date, then this Agreement shall automatically terminate in accordance with Section 9.1.  Notwithstanding the foregoing, the Company and Acquirer may agree to conduct the Closing on a date other than the Mandatory Closing Date.  The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d)Effective Time.  A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit F (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with the Closing, delivered to the Secretary of State of the State of Delaware for filing.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e)Certificate of Incorporation and Bylaws; Directors and Officers.  Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i)the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;

(ii)the Company shall take all actions necessary to cause the bylaws of the Company to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii)the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.2.Closing Deliveries.

(a)Acquirer Deliveries.  Acquirer shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied.

(b)Company Deliveries.  The Company shall deliver to Acquirer, at or prior to the Closing:

(i)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 7.3(a) and Section 7.3(d) has been satisfied;

(ii)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) and of the Operating Subsidiary in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) and of the Operating Subsidiary in effect as of the Closing and (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, advisable, (II) approving this Agreement in accordance with Applicable Law, (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and (IV) terminating the Company Option Plan, effective as of the Closing;

(iii)written invoices or acknowledgments pursuant to which the Persons to whom Transaction Expenses as owed as set forth in the Company Closing Financial Certificate acknowledges the total amount of Transaction Expenses that  remains payable to such Person as of the Closing;

(iv)one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval;

(v)the Consenting Stockholder Agreement, executed by each Company Stockholder that has executed a Written Consent;

(vi)evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company in office immediately prior to the Closing as directors and/or officers of the Company, effective as of, and contingent upon, the Effective Time;

(vii)a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of the Company Option Plan and each Company Employee Plan that includes a Section 401(k) arrangement;

(viii)a certificate from the Secretary of State of the States of Delaware and each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing;

(ix)the Spreadsheet, substantially in the form set forth in Schedule 2.2(b)(ix), completed to include all of the information specified in Section 6.8;

(x)the Company Closing Financial Certificate;

(xi)the Company Bonus Certificate;

(xii)FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit G-1, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit G-2, in each case, dated as of the Closing Date and executed by the Company;

(xiii)the Certificate of Merger, executed by the Company;

(xiv)payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt set forth in the Company Closing Financial Certificate, which letters or instruments provide for (A) the full payoff and discharge of such Company Debt outstanding as of immediately prior to the Effective Time and the termination of all instruments providing for such Company Debt, including any related guaranty of the Company or any Subsidiary and promissory notes, and (B) cash collateralization of any letters of credit, in each case together with any deliverables required under subclause (xv) with respect to Encumbrances related to such Company Debt;

(xv)evidence reasonably satisfactory to Acquirer that all Encumbrances (other than Permitted Encumbrances) on assets of the Company and the Subsidiaries securing the Company Debt shall have been released prior to, or shall be released simultaneously with, the Closing, including documentation in form and substance reasonably satisfactory to Acquirer executed by each Person holding a security interest, which is not a Permitted Encumbrance, in any asset of the Company or any Subsidiary securing the Company Debt of the Closing Date terminating any and all such security interests and authorizing Acquirer to file or record on behalf of such Person a UCC-3 termination statement or other instruments of release or discharge;

(xvi)a parachute payment waiver, in substantially the form attached hereto as Exhibit H (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 6.15;

(xvii)the unaudited, consolidated financial statements of the Company and the Subsidiaries for the fiscal years ended December 31, 2013, 2014 and 2015 and the unaudited, consolidated financial statements of the Company and the Subsidiaries for the nine-month period ended September 30, 2016 (including, in each case, balance sheets, statements of operations and statements of cash flows) (the “Group Financial Statements”); and

(xviii)subordination agreements, in the form attached hereto as Exhibit I (“Subordination Agreements”) executed by each Converting Holder that is receiving an Acquirer Promissory Note.

2.3.Effect on Capital Stock and Options.

(a)Treatment of Company Capital Stock and Company Options.  On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder or any other Person:

(i)Company Series A Stock.

(A)Each share of Company Series A Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock), subject to and in accordance with Section 2.4, shall be canceled and automatically converted into the right to receive an amount in cash, without interest, equal to (1) the Series A Per Share Consideration applicable to such share multiplied by (2) the Merger Consideration Ratio; provided, that a portion of the cash consideration which may be payable to a holder of Company Series A Stock pursuant to this Section 2.3(a)(i)(A) shall be withheld in accordance with Sections 2.4(e) and 2.4(f) and such holder shall be entitled to receive such holder’s Pro Rata Share of any proceeds payable to the Converting Holders payable to the Converting Holders, if at all, solely in accordance with Section 2.6(f), Section 2.6(g), and Section 8.4(c)(ii).  The amount of cash each Company Stockholder is entitled to receive for such shares of Company Series A Stock pursuant to this Section 2.3(a)(i)(A) shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Series A Stock held by such Company Stockholder.

(B)In addition to the cash consideration described in Section 2.3(a)(i)(A), each holder of a share of Company Series A Stock as of immediately prior to the Effective Time shall be entitled to receive (1) a promissory note substantially in the form attached hereto as Exhibit J (a “Tranche 1 Promissory Note”) with an aggregate principal amount equal to such holder’s Pro Rata Share multiplied by the Aggregate Tranche 1 Amount and (2) a promissory note substantially in the form attached hereto as Exhibit K (a “Tranche 2 Promissory Note” and, together with the Tranche 1 Promissory Notes, the “Acquirer Promissory Notes”) with an aggregate principal amount equal to such holder’s Pro Rata Share multiplied by the Aggregate Tranche 2 Amount.

(ii)Company Common Stock.  Each share of Company Common Stock, including any Unvested Company Shares, held by a Company Stockholder immediately prior to the

Effective Time shall be canceled and extinguished without any present or future right to receive any portion of the Merger Consideration or any other consideration, there being insufficient funds to qualify such shares for any distribution or payment under the terms of the Certificate of Incorporation.

(iii)Company Options.  Each Company Option that is outstanding immediately prior to the Effective Time shall be terminated and extinguished without any present or future right to receive any portion of the Merger Consideration or any other consideration.

(b)Treatment of Company Capital Stock Owned by the Company.  At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c)Treatment of Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time).  From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d)Adjustments.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e)Appraisal Rights.  Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL.  Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).  If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares and class thereof as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.4(d), following the satisfaction of the applicable conditions set forth in Section 2.4(d), the applicable portion of the Merger Consideration and the Acquirer Promissory Notes as if such shares never had been Dissenting Shares.  The Company (or Surviving Corporation) shall provide to Acquirer (and, after the Closing Date, the Stockholders’ Agent) notice, within two Business Days, of any demands for appraisal or purchase received by the Company (or the Surviving Corporation), withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by Acquirer or Surviving Corporation).  The Stockholders’ Agent shall retain the right to direct all negotiations and proceedings with respect to such demands under the DGCL, and shall keep Acquirer reasonably informed of all material developments and shall permit Acquirer, at its own cost and expense, to participate in all meetings and to review and comment on all pleadings and material correspondence related thereto.  The Company (and after the Closing Date, the Surviving Corporation) shall not, except with the prior written consent of the Stockholders’ Agent, or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.  The payout of consideration under this Agreement to the Company Stockholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 2.3(e) and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL by any other Company Stockholder.

(f)Rights Not Transferable.  The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder.  Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(g)No Interest.  Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger or the other Transactions except as provided in the Acquirer Promissory Notes.

2.4.Payment of Merger Consideration.

(a)Closing Payments by Acquirer.  Promptly after the Effective Time, but in each case, on the Closing Date, Acquirer shall make (or cause to be made) the following payments, in each case, by wire transfer of immediately available funds:

(i)on behalf of the Company, to each holder of Estimated Debt set forth on the Company Closing Financial Certificate, the amount of the Estimated Debt payable to such holder as set forth on the Company Closing Financial Certificate, which payment shall be made to such accounts designated in writing by the Company on the Company Closing Financial Certificate;

(ii)on behalf of the Company, to each holder of Estimated Transaction Expenses set forth on the Company Closing Financial Certificate, the amount of the Estimated Transaction Expenses payable to such holder as set forth on the Company Closing Financial Certificate, which payment shall be made to one or more accounts designated in writing by the Company on the Company Closing Financial Certificate;

(iii)to each Converting Holder who has executed and delivered a Letter of Transmittal with respect to its Company Series A Preferred Stock at least two Business Days prior to the Closing Date (along with certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Series A Stock (the “Certificates”), or in the case of any lost, stolen or destroyed Certificate, compliance with Section 2.4(d)(iv), an amount equal to (A) the aggregate amount of cash payable to such Converting Holder pursuant to Section 2.3(a)(i) with respect to all shares of Company Series A Preferred Stock held by such Converting Holder, less (B) such Converting Holder’s Pro Rata Share of the Adjustment Escrow Amount, less (C) such Converting Holder’s Pro Rata Share of the Special Escrow Amount, which payment shall be made to such account as is designated in writing in such Converting Holder’s Letter of Transmittal; and

(iv)to the Escrow Agent, an amount equal to the Special Escrow Amount and the Adjustment Escrow Amount.

(b)Closing Payments by Escrow Agent. Promptly after the Effective Time, but in any event within one Business Day following the Closing Date, Acquirer and the Stockholders’ Agent shall deliver joint written instruction to the Escrow Agent, instructing the Escrow Agent to release the Fee Escrow Amount to Acquirer.

(c)Payments After Closing.  As soon as practicable following the Closing Date (and no later than 10 Business Days following the Closing Date), Acquirer shall cause the Surviving Corporation to pay through the Surviving Corporation’s payroll system to (i) each of the individuals listed in Schedule 2.4(c) of the Company Disclosure Letter the cash bonus (the “Carve-Out Bonus”) listed opposite each such individual’s name under the “Carve-Out Bonus” column in Schedule 2.4(c) of the Company Disclosure Letter (net of applicable withholding Taxes), (ii) each of the individuals listed in Schedule 2.4(c) of the Company Disclosure Letter the cash bonus (the “Additional Transaction Bonus”) listed opposite each such individual’s name under the “Additional Transaction Bonus” column in Schedule 2.4(c) of the Company Disclosure Letter (net of applicable withholding Taxes), and (iii) each Non-Continuing Bonus Recipient the cash bonus listed for such Non-Continuing Bonus Recipient in the Company Bonus Certificate, in each case, provided, that the recipient of the Carve-Out Bonus, Additional Transaction Bonus and Non-Continuing Performance Bonus, as applicable, has executed and delivered a release, in a form reasonably acceptable to Acquirer and the Stockholders’ Agent.  To the extent a recipient of a Carve-Out Bonus, Additional Transaction Bonus or Non-Continuing Performance Bonus has not executed such a release as of the date that such bonus would otherwise be paid, Acquirer and the Surviving Corporation may withhold the bonus amount payable to such recipient until such a release has been signed and delivered by such recipient.  If, as of the 90th day after the Closing Date, any Carve-Out Bonus, Additional Transaction Bonus or Non-Continuing Performance Bonus has not been paid to the recipient thereof (and is not payable to such recipient), then Acquirer shall or shall cause to be paid such unpaid amounts (together with the employer portion of any payroll Taxes with respect thereto) to the Converting Holders in accordance with their respective Pro Rata Shares thereof.

(d)Surrender of Certificates.

(i)As soon as reasonably practicable after the Closing Date (but no later than two (2) Business Days thereafter), to the extent not previously delivered, Acquirer shall mail or deliver, or cause to be mailed or delivered, a letter of transmittal substantially in the form attached hereto as Exhibit L (the “Letter of Transmittal”) to every holder of record of Company Series A Stock that was issued and outstanding immediately prior to the Effective Time.

(ii)After the Effective Time, each holder of record of Company Series A Stock that has not received payment in accordance with Section 2.4(a)(ii) (other than such shares of Company Series A Stock constituting Dissenting Shares), upon submission of a duly executed Letter of Transmittal (along with Certificates, or in the case of any lost, stolen or destroyed Certificate, compliance with Section 2.4(d)(iv)), shall be entitled to receive, and Acquirer shall cause to be paid or delivered, as appropriate, (A) the amount of cash that such holder has the right to receive pursuant to Section 2.3(a)(i) in respect of such Certificates, less such Company Stockholder’s Pro Rata Share of the Adjustment Escrow Amount and the Special Escrow Fund, and (B) the Acquirer Promissory Notes that such Company Stockholder is entitled to receive in accordance with Section 2.3(a)(i), and such Certificates shall be canceled.

(iii)With respect to each holder of record of Company Series A Stock (other than such shares of Company Series A Stock constituting Dissenting Shares) who submits a duly executed

Letter of Transmittal to Acquirer after the Closing (along with the applicable Certificates or in the case of any lost, stolen or destroyed Certificate, compliance with Section 2.4(d)(iv)), Acquirer shall pay or caused to be paid (A) to each Company Stockholder by check or wire transfer of same‑day funds (as elected by such Company Stockholder and set forth in such Company Stockholder’s Letter of Transmittal) the aggregate amount of cash payable to such Company Stockholder pursuant to Section 2.3(a)(i), less such Company Stockholder’s Pro Rata Share of the Adjustment Escrow Amount and the Special Escrow Amount, other than in respect of Dissenting Shares to holders thereof, as promptly as practicable following the submission of a Certificate to Acquirer and a duly executed Letter of Transmittal by such Converting Holder and (B) such Company Stockholder’s Pro Rata Share of each of the Acquirer Promissory Notes to such Company Stockholder pursuant to Section 2.3(a)(i).

(iv)If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer, the payment of any reasonable fees and the posting by such Person of a bond in such reasonable amounts as Acquirer may direct as indemnity against any claim that may be made against it with respect to such document, Acquirer will pay in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable pursuant to Section 2.3(a)(i) in respect of their shares of Company Series A Stock, subject to Section 2.4(e) and Section 2.4(f).

(e)Adjustment Escrow Amount.  Notwithstanding anything to the contrary in the other provisions of this Article II, Acquirer shall withhold from each Converting Holder’s applicable cash portion of the Merger Consideration payable to such Converting Holder pursuant to Section 2.3(a) such Converting Holder’s Pro Rata Share of the Adjustment Escrow Amount.  The Adjustment Holdback Amount shall be deposited with the Escrow Agent as partial security for the obligations of the Converting Holders under Section 2.6(g), and shall be held and distributed in accordance with Section 2.6(f) and Section 2.6(g) and the Escrow Agreement.

(f)Special Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article II, Acquirer shall withhold from each Converting Holder’s applicable cash portion of the Merger Consideration payable to such Converting Holder pursuant to Section 2.3(a) such Converting Holder’s Pro Rata Share of the Special Escrow Amount.  The Special Escrow Amount shall be deposited with the Escrow Agent and shall be held and distributed in accordance with Section 8.4 and the Escrow Agreement.

(g)Transfers of Ownership.  If any cash amount payable pursuant to Section 2.3(a) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(h)No Liability.  Notwithstanding anything to the contrary in this Section 2.4, no party hereto shall be liable to any Person for any amount properly paid to any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(i)Unclaimed Consideration.  Each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 2.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable pursuant to Section 2.3(a) in respect of such Certificate.

2.5.No Further Ownership Rights in the Company Capital Stock

.  The applicable portion of the Merger Consideration and the Acquirer Promissory Notes paid or payable following the surrender for exchange of the Certificates in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Series A Stock represented by such Certificates, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, any certificate or document or instrument representing any Company Common Stock or a Company Option is presented to the Surviving Corporation for any reason, such Certificate, document or instrument (and the underlying shares of Company Capital Stock and Company Options) shall be canceled for no consideration as provided in this Article II.

2.6.Company Net Working Capital Adjustment.

(a)Pursuant to Section 6.13, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than five Business Days prior to the Closing Date.  The Company Closing Financial Certificate shall include the Company’s good faith estimated calculation of (i) the Company Net Working Capital (the “Estimated Net Working Capital”), Company Cash as of the Closing (the “Estimated Cash”), Company Debt as of the Closing (the “Estimated Debt”) and Transaction Expenses that are incurred but unpaid as of the Closing (the “Estimated Transaction Expenses”) and (ii) the Estimated Merger Consideration.

(b)Within 75 days after the Closing, Acquirer may object to the Company’s calculation of the Estimated Merger Consideration by delivering to the Stockholders’ Agent a notice (the “Acquirer Notice”) setting forth Acquirer’s good faith calculation of (i) the Company Net Working Capital (the “Asserted Net Working Capital”), Company Cash as of the Closing (the “Asserted Cash”), Company Debt as of the Closing (the “Asserted Debt”) and Transaction Expenses that are incurred but unpaid as of the Closing (the “Asserted Transaction Expenses”), and (ii) the Asserted Merger Consideration, in each case together with supporting documentation, information and calculations.  If the Acquirer does not deliver an Acquirer Notice within 75 days after Closing, Acquirer shall be deemed to have accepted the Company Closing Financial Certificate, including the Company’s calculation of Estimated Net Working Capital, Estimated Cash, Estimated Debt, Estimated Transaction Expenses and Estimated Merger Consideration, which shall be deemed final and binding on all parties, absent fraud.

(c)The Stockholders’ Agent may object to the calculation of the Asserted Merger Consideration by providing written notice of such objection to Acquirer within 20 days after Acquirer’s delivery of the Acquirer Notice (the “Notice of Objection”), together with supporting documentation, information and calculations.  Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Converting Holders.  Following the Closing, Surviving Corporation shall provide Stockholders’ Agent with reasonable access during normal business hours to the records of Surviving Corporation, for purposes of this Section 2.6, as deemed necessary by Stockholders’ Agent and in a manner not unreasonably disruptive to Surviving Corporation’s and the Subsidiaries’ businesses.  Acquirer agrees that, following the Closing and until the date on which the Merger Consideration becomes final and binding on the Parties in accordance with the terms of this Agreement, Acquirer shall not take, and shall not permit Surviving Corporation or any of the Subsidiaries to take, any actions with respect to any accounting books, records, policies or procedures on which the Final Merger Consideration is to be based, or from which it is to be derived, that would materially impede or delay, or otherwise make unavailable information required for, the determination of the Merger Consideration in the manner and utilizing the methods contemplated by this Agreement.

(d)If the Stockholders’ Agent timely provides the Notice of Objection, then Acquirer and the Stockholders’ Agent shall confer in good faith for a period of up to 10 Business Days following

Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Converting Holders.

(e)If, after the 10 Business Day period set forth in Section 2.6(d), Acquirer and the Stockholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Stockholders’ Agent shall engage KPMG LLP or, if such firm is not able or willing to so act, another auditing firm acceptable to both Acquirer and the Stockholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Stockholders’ Agent and the Acquirer Notice to the extent relevant thereto.  After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters in accordance with the terms of this Agreement, which determination shall be final and binding on the parties hereto and the Converting Holders, and the Reviewing Accountant shall provide Acquirer and the Stockholders’ Agent with a calculation of (i) Company Net Working Capital, Company Cash as of the Closing, Company Debt as of the Closing and Transaction Expenses incurred but unpaid as of the Closing and (ii) the Merger Consideration, in each case in accordance with such determinations.

(f)If the Merger Consideration as finally determined pursuant to Section 2.6(b), Section 2.6(c), Section 2.6(d) and/or Section 2.6(e), as the case may be (the “Final Merger Consideration”) is more than the Estimated Merger Consideration (such difference, the “Final Excess”), then (i) Acquirer shall pay to each Converting Holder such Converting Holder’s Pro Rata Share of each of the Final Excess, and (ii) the Adjustment Escrow Amount shall be released to the Converting Holders.  If the Final Merger Consideration is equal to the Estimated Merger Consideration, within five Business Days after the Final Merger Consideration has been determined, Acquirer and the Stockholders’ Agent shall deliver joint written instructions to the Escrow Agent to release to the Converting Holders the Adjustment Escrow Amount on a pro rata basis in accordance with their respective Pro Rata Shares.

(g)If the Final Merger Consideration is less than the Estimated Merger Consideration (such difference, the “Final Shortfall”), then (i) Acquirer shall be entitled to reclaim from the Adjustment Escrow Amount the lesser of (A) the Final Shortfall and (B) the Adjustment Escrow Amount, (ii) if the Adjustment Escrow Amount is insufficient to make payment to Acquirer of the Final Shortfall, then the amount of such insufficiency shall be satisfied by an offset against the Acquirer Promissory Notes and (iii) the Converting Holders shall be entitled to the Adjustment Escrow Amount remaining after Acquirer has been paid the amount to which it is entitled pursuant to clause (i) of this Section 2.6(g).  The offset against the Acquirer Promissory Notes provided in this Section 2.6(g) shall be implemented in a manner that (i) reduces the aggregate indebtedness owed to each Converting Holder by an amount equal to such Converting Holder’s Pro Rata Share of such the insufficiency due to Acquirer Indemnifiable Damages, and (ii) reduces the amount of indebtedness under each Converting Holder’s Tranche 1 Promissory Note by the same amount as such Converting Holder’s Tranche 2 Promissory Note.  To the extent Acquirer is entitled to reclaim any funds from the Adjustment Escrow Amount pursuant to this Section 2.6(g), within five Business Days after the Final Merger Consideration has been determined, Acquirer and the Stockholders’ Agent shall remit joint written instructions to the Escrow Agent to release from the Adjustment Escrow Account, the amounts due to Acquirer and the Converting Holders, as applicable, pursuant to this Section 2.6(g).

(h)The fees, costs and expenses of the Reviewing Accountant shall be paid (i) by Acquirer in the event the difference between the Final Merger Consideration as determined by the Reviewing Accountant pursuant to Section 2.6(e) and the Asserted Merger Consideration (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Merger Consideration as determined by the Reviewing Accountant pursuant to Section 2.6(e) and the Estimated Merger

Consideration (such difference, the “Stockholders’ Agent’s Difference”), (ii) by the Converting Holders if the Acquirer’s Difference is less than the Stockholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Converting Holders on the other hand, if the Acquirer’s Difference is the same as the Stockholders’ Agent’s Difference.  Notwithstanding anything to the contrary contained herein, if any amount is to be paid by the Converting Holders pursuant to this Section 2.6(h), Acquirer shall be entitled to reclaim such amount from the Adjustment Escrow Amount prior to its distribution in accordance with Section 2.6(f) or Section 2.6(g) to the extent not previously paid by the Converting Holders.  Any amount due from the Acquirer pursuant to this Section 2.6(h) shall be borne by Acquirer out of its own pocket and not by a reduction of the Adjustment Escrow Amount or an offset of the Acquirer Promissory Notes.

2.7.Tax Consequences

.  Neither Acquirer nor Merger Sub makes any representations or warranties or provides any indemnities to the Company, any Subsidiary, or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement.  The Company acknowledges that the Company, the Subsidiaries and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

2.8.Certain Taxes

.  All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Merger shall be paid by the Company Securityholders when due, and the Company Securityholders shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees.  For the avoidance of doubt, any Indian capital gain, withholding or other Taxes imposed with respect to the Merger or the transfer of shares of the Company or any of its Subsidiaries (“Indian Share Transfer Tax”) shall not be subject to this Section 2.8.

2.9.Withholding Rights

.  Each of Acquirer and the Surviving Corporation shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement or the Acquirer Promissory Notes such amounts in cash as Acquirer or the Surviving Corporation is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax Applicable Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.  For the avoidance of doubt, no deduction or withholding shall be made pursuant to this Section 2.9 in respect of any Indian Share Transfer Tax.

2.10.Taking of Necessary Action; Further Action

.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

Article III
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates, and shall be deemed to qualify one or more other Sections or Subsections of this Article III only to the extent that (i) a cross-reference to such disclosure appears in such other Section or Subsection or (ii) the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company represents and warrants to Acquirer as follows:

3.1.Organization, Standing, Power and Subsidiaries.

(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Prior to the date of this Agreement, the Company has made available to Acquirer true and complete copies of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company and each Subsidiary, in each case as amended to date.  Neither the Company nor any Subsidiary is in material violation of any such Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents, as applicable.  The Company and each Subsidiary has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing would reasonably be expected to be material to the Company or such Subsidiary, as the case may be.

(b)Schedule 3.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary.  Either the Company or a Subsidiary is the owner of all of the Equity Interests of each Subsidiary, free and clear of all Encumbrances (other than Permitted Encumbrances) and all such Equity Interests are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive right or right of first refusal created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing  documents, as applicable, of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound.  There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to be issued or unissued capital stock or other Equity Interests of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such Equity Interests.  Except as set forth in Schedule 3.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any Equity Interests in any Person, other than the Subsidiaries listed in Schedule 3.1(b) of the Company Disclosure Letter.

(c)Schedule 3.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board, (ii) the names of the members of each committee of the Board and (iii) the names and titles of the officers of the Company, in each case, as of the Agreement Date.  Schedule 3.1(c) of the Company Disclosure Letter also sets forth a true, correct and complete list of: (i) the names of the members of the board of directors of the Operating Subsidiary, (ii) the names of the members of each committee of the board of directors of the Operating Subsidiary and (iii) the names and titles of the officers of the Operating Subsidiary, in each case, as of the Agreement Date.

3.2.Capital Structure.

(a)The authorized Company Capital Stock consists solely of (i) 42,000,000 shares of Company Common Stock and (ii) 7,500,000 shares of Company Preferred Stock, 6,000,000 of which have been designated as shares of Company Series A Stock.  A total of 41,128,835 shares of Company Common Stock and 4,195,007 shares of Company Series A Stock, are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company

Options under the Company Option Plans that are outstanding as of the Agreement Date.  The Company holds no treasury shares.  Schedule 3.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments.  All issued and outstanding shares of Company Capital Stock have been duly authorized, validly issued, fully paid and non-assessable. There is no Liability for dividends accrued and unpaid by the Company.  The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company or any Subsidiary, whether currently outstanding or that may subsequently be issued.  All issued and outstanding shares of Company Capital Stock, all Company Options and all Equity Interests in each Subsidiary were issued in compliance with federal and state securities laws and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b)As of the Agreement Date, the Company has reserved 4,471,165 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 2,742,525 shares are subject to outstanding and unexercised Company Options, and 1,750,640 shares remain available for issuance thereunder.  Schedule 3.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the date of grant of such Company Option, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder.  True, correct and complete copies of each Company Option Plan, and the Company’s forms of award agreement providing for the grant of Company Options have been provided to Acquirer, and such Company Option Plans and such forms have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those provided to Acquirer.  The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders or the Company Stockholders provided that the Company Stockholder Approval is obtained.

(c)As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock and Company Options.  Other than as set forth in Schedule 3.2(a) and Schedule 3.2(b) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests or stock appreciation rights of the Company or is party to any Contract of any character to which the Company is a party or by which it or its assets is bound, (i) obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested (other than the issuance of Company Common Stock upon the exercise of Company Options), or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, or Contract.  Other than as set forth in Schedule 3.1(b), no Person has any Equity Interests or stock appreciation rights of any Subsidiary or is party to any Contract of any character to which any Subsidiary is a party or by which it or its assets is bound, (i) obligating such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of such Subsidiary or other rights to purchase or otherwise acquire any Equity Interests of such

Subsidiary, whether vested or unvested, or (ii) obligating such Subsidiary to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Contract.

(d)No Company Debt granting its holder the right to vote on any matters on which any Company Stockholder may vote (or that is convertible into, or exchangeable for, securities having such right) (collectively, “Company Voting Debt”) is issued and outstanding as of the Agreement Date.

(e)Except for the Consenting Stockholder Agreement to be executed concurrently herewith, there are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the Company Securityholders.  Except as set forth in Schedule 3.2(e) of the Company Disclosure Letter, neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires notice or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company, Acquirer or the Surviving Corporation, or any other event, whether before, upon or following the Effective Time or otherwise.

(f)There is no offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive:  (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company that, in each case, have not been issued or granted as of the date of this Agreement.

3.3.Authority; Non-contravention.

(a)Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions.  Except as set forth in Schedule 3.3(a) of the Company Disclosure Letter, and subject to obtaining the Company Stockholder Approval, (i) the execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, (ii) each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (x) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (y) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).  The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board has (i) declared that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, advisable, (ii) approved this Agreement in accordance with the DGCL and (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement.  The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and (ii) the holders of a majority of the outstanding shares of Company Series A Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the principal terms of the Merger under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b)The execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the material assets of the Company or any Subsidiary or any of the shares of Company Capital Stock or (ii) except as set forth in Schedule 3.3(b) of the Company Disclosure Letter, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Material Contract of the Company or any Subsidiary or any Contract applicable to any of their respective material assets or (C) any Applicable Law.

(c)No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 2.1(d), and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law.

(d)The Board has taken all action necessary or required to render inapplicable to the Merger, this Agreement, each Transaction Document and the transactions contemplated hereby or thereby any state takeover Applicable Law that is applicable to the Merger, this Agreement, any Transaction Document or the transactions contemplated hereby or thereby.

3.4.Financial Statements; No Undisclosed Liabilities.

(a)The Company has made available to Acquirer the audited, consolidated financial statements of the Operating Subsidiary and the other Subsidiaries for the fiscal years ended December 31, 2013, 2014 and 2015 and the unaudited, consolidated financial statements of the Operating Subsidiary and the other Subsidiaries for the nine-month period ended September 30, 2016 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 3.4(a) of the Company Disclosure Letter.  The Financial Statements (i) are derived from and in accordance with the books and records of the Operating Subsidiary and the other Subsidiaries, (ii) fairly and accurately present in all material respects the consolidated financial condition of the Operating Subsidiary and the other Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Operating Subsidiary and the other Subsidiaries for the periods therein specified and (iii) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b)Neither the Company nor any Subsidiary has any Liabilities other than (i) those set forth or adequately provided for in the unaudited balance sheet included in the Financial Statements as of September 30, 2016 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) those incurred by the Company or a Subsidiary in connection with the execution of this Agreement and (iv) the Liabilities set forth on Schedule

3.4(b) of the Company Disclosure Letter.  Except for Liabilities reflected in the Financial Statements, the Company and the Subsidiaries have not issued any instruments, entered into any agreements, commitments or arrangements or incurred any obligations that would reasonably be expected to have the effect of providing the Company with off-balance sheet Liabilities the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any Subsidiary.  All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied.

(c)Schedule 3.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d)Schedule 3.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company or any Subsidiary maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e)The accounts receivable of the Operating Subsidiary and its subsidiaries (the “Accounts Receivable”) as reflected on the Company Balance Sheet arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges.  Allowances for doubtful accounts in respect of the Accounts Receivable reflected on the Company Balance Sheet have been prepared in accordance with GAAP consistently applied and in accordance with the Operating Subsidiary’s and its subsidiaries’ respective past practices.  The Accounts Receivable arising after the Company Balance Sheet Date and before the Agreement Date (i) arose in the ordinary course of business consistent with past practice, and (ii) represented bona fide claims against debtors for sales and other charges.

(f)The Operating Subsidiary has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Operating Subsidiary and its subsidiaries are being executed and made only in accordance with appropriate authorizations of management or the board of directors of the Operating Subsidiary, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP as consistently applied and in accordance with the Operating Subsidiary’s and its subsidiaries’ respective past practices, and (B) to maintain accountability for all material assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Operating Subsidiary and its subsidiaries.  None of the Operating Subsidiary, the Operating Subsidiary’s independent auditors and, to the Knowledge of the Company, any current or former employee, consultant or director of the Company, the Operating Subsidiary or any other Subsidiary, has identified or been made aware of any fraud, that involves the Company’s or any Subsidiary’s management or other current or former employees, consultants directors of Company or any Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Operating Subsidiary, or any claim or allegation regarding any of the foregoing.  None of the Company, any Subsidiary and, to the Knowledge of the Company, any Representative of the Company or any Subsidiary has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or any of their respective internal accounting controls. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 450) that are not adequately provided for in the Company Balance Sheet as required by such Topic 450.  There has been no change in the accounting policies of the Company and the Subsidiaries since January 1, 2014, except as described in the Financial Statements.

3.5.Absence of Changes

.  Except as otherwise expressly permitted or required by this Agreement or set forth in Section 3.5 of the Company Disclosure Letter, since the Company Balance Sheet Date, (i) the Company and the Subsidiaries have conducted the Business only in the ordinary course of business consistent with past practice, and (ii) there has not occurred a Material Adverse Effect with respect to the Company and the Subsidiaries, taken as a whole, and (iii) neither the Company nor any Subsidiary has taken any of the following actions:

(a)amended its certificate of incorporation or bylaws or equivalent organizational or governing documents;

(b)adopted a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization other than the this Agreement and the Merger;

(c)declared or paid any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchased or otherwise acquired, directly or indirectly, any of its Equity Interests except for Permitted Issuances;

(d)entered into, extended, modified, terminated or renewed any Material Contract, other than in the ordinary course of business consistent with past practice;

(e)issued, delivered, granted or sold or authorized the issuance, delivery, grant or sale of, or purchased or proposed the purchase of, any Company Voting Debt or any Equity Interests, or authorized or entered into any Contracts obligating it to issue any Equity Interests of the Company or any Subsidiary, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f)terminated the employment of any employee other than in the ordinary course of business consistent with past practice or for cause;

(g)made any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money (other than purchases of U.S. Treasury securities or U.S. government agency securities, which have maturities of sixty (60) days or less or similar investments that are consistent with current cash management practices of the Company and the Subsidiaries);

(h)transferred or licensed from any Person any rights to any Intellectual Property, other than licenses for “shrink wrap” and other similar generally commercially available software that have an individual acquisition cost of $35,000 or less;

(i)transferred or licensed to any Person any rights to any Company Intellectual Property, or transferred or provided a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company), other than (A) nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice and (B) providing access to Company Source Code to employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice and in connection with Acquirer’s due diligence of the Company and the Subsidiaries;

(j)sold, leased or otherwise disposed of any of its tangible or intangible assets (other than Company Intellectual Property), or enter into any Contract with respect to the foregoing;

(k)incurred any indebtedness for borrowed money or guarantee any such indebtedness other than borrowings under the Company Credit Facility;

(l)made any capital expenditures, capital additions or capital improvements in excess of $100,000 individually or $200,000 in the aggregate;

(m)materially changed the amount of, or terminated, any insurance coverage;

(n)initiated or settled any Legal Proceedings involving the Company or any of its Subsidiaries;

(o)(i) adopted or amended any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) amended any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) paid any special bonus or special remuneration to any employee or non-employee director or consultant (other than the Spot Awards and Employee Referral Bonus Program described in Schedule 5.2(o) of the Company Disclosure Letter) or (iv) increase the salaries, wage rates or fees of its employees or consultants other than in the ordinary course of business consistent with past practice;

(p)acquired by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person, or entered into any Contract with respect to a joint venture, strategic alliance or partnership;

(q)made or changed any material election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, entered into any Tax sharing or similar agreement (excluding commercial agreements entered into the ordinary course of business not primarily related to Taxes) or material closing agreement, assume any Liability for the Taxes of any other Person other than the Company or any of its Subsidiaries (whether by Contract or otherwise), settled any claim or assessment in respect of material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r)changed accounting methods or practices (including any change in depreciation or amortization policies) or revalued any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP;

(s)entered into any agreement for the purchase, sale or lease of any real property other than any lease renewals or extensions of the leases; or

(t)entered into any Contract to take an of the foregoing actions.

3.6.Litigation

. Except set forth in Schedule 3.6 of the Company Disclosure Letter, there is no Legal Proceeding to which the Company or any Subsidiary is a party pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or such Subsidiary) (each, a “Litigation Claim”), and, to the Knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding.  There is no Order against the Company or any Subsidiary, any of their respective assets, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary).  Notwithstanding anything to the contrary in this Section 3.6, no representation in this Section 3.6 shall be deemed to be a representation regarding any Antitrust Investigation or Antitrust Restraint.

3.7.Restrictions on Business Activities

.  Except as set forth in Schedule 3.7 of the Company Disclosure Letter, there is no Contract or Order binding upon the Company or any Subsidiary that (a) materially restricts or prohibits, purports to materially restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of materially prohibiting, restricting or impairing (i) any current or presently proposed business practice of the Company or any Subsidiary, or, following the Effective Time, the Surviving Corporation or Acquirer, (ii) any acquisition of property by the Company or any Subsidiary, or, following the Effective Time, the Surviving Corporation or Acquirer, (iii) the conduct or operation of the Business as currently conducted, or (b) excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, materially limits the freedom of the Company or any Subsidiary, or, following the Effective Time, the Surviving Corporation or Acquirer, to license on an exclusive basis the Company Products or the Company Intellectual Property.

3.8.Compliance with Laws; Governmental Permits.

(a)The Company and each Subsidiary has, at all times since January 1, 2014, complied in all material respects with, is not in violation in any material respect of, and has not received any written other notices of violation with respect to, Applicable Law; provided, that such representation shall not be deemed to be a representation regarding the compliance of the Merger with Applicable Laws concerning antitrust.

(b)The Company and each Subsidiary has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its respective assets or properties or (ii) that is required for the conduct of the Business, as currently conducted, or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect.  Neither the Company nor any Subsidiary has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization.  The Company and each Subsidiary has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

3.9.Title to, Condition and Sufficiency of Assets; Real Property.

(a)The Company and each Subsidiary has good and marketable title to, or valid leasehold interest in all of their respective properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company or such Subsidiary valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)The assets and properties owned or leased by the Company and the Subsidiaries constitute all of the assets and properties that are reasonably necessary for the Company and the Subsidiaries to conduct, operate and continue the conduct of the Business as currently operated.

(c)Schedule 3.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary.  The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company or any Subsidiary uses or occupies or has the right to use or occupy, any real property or facility, including all modifications, amendments and supplements thereto.  Neither the Company nor any Subsidiary currently owns any real property.

3.10.Intellectual Property.

(a)As used herein, the following terms have the meanings indicated below:

(i)“Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(ii)“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company.

(iii)“Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or any Subsidiary is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and (A) has not been modified or customized for the Company or such Subsidiary, and (B) is licensed for an annual fee under $5,000.

(iv)“Company IT Systems” means computers, computer software, code, firmware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment.

(v)“Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary, including Company Registered Intellectual Property.

(vi)“Company Privacy Policies” means, collectively, any and all (A) of the Company’s and all of each Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or any Subsidiary to any Person and (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data.

(vii)“Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

(viii)“Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company or any Subsidiary.

(ix)“Company Source Code” means software source code of any Company-Owned Intellectual Property or Company Products.

(x)“Company Websites” means all web sites owned, operated or hosted by the Company or a Subsidiary or through which the Company or a Subsidiary conducts the Business (including those web sites operated using the domain names listed in Schedule 3.10(c) of the Company Disclosure Letter).

(xi)“Intellectual Property Rights” means any and all recognized intellectual property rights in, arising out of, or associated therewith, throughout the world, including the following: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor, moral and economic rights of authors and inventors however denominated and any similar or equivalent rights to any of the foregoing.

(xii)“Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xiii)“Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xiv)“Personal Data” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.

(xv)“Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

(xvi)“Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xvii)“Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b)Status.  Either the Company or a Subsidiary owns, or is duly licensed under or otherwise authorized to use, all Intellectual Property used by the Company and the Subsidiaries to conduct the Business as presently conducted, free and clear of any Encumbrances.  The Company Intellectual Property collectively constitute all of the intangible assets, intangible properties, rights and Intellectual Property that are used in or held for use for, the Business as presently conducted.  Neither the Company nor any Subsidiary has transferred ownership of any Intellectual Property Rights that is or was Company-Owned Intellectual Property to any third party or, except pursuant to the Company’s or such Subsidiary’s reasonable business judgment, knowingly permitted rights in any Company-Owned Intellectual Property to enter the public domain or, with respect to any Company Registered Intellectual Property, lapse (other than through the expiration of Company Registered Intellectual Property at the end of its maximum statutory term).

(c)Company Registered Intellectual Property.  Schedule 3.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances).  Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for) and subsisting, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the ownership interests therein of the Company or the applicable Subsidiary.

(d)Company Products.  Schedule 3.10(d) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company or any Subsidiary, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.  All Company Products conform in all material respects to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof).  Neither the Company nor any Subsidiary has any Liability (and, to the Knowledge of Company, there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing obligations) for replacement or repair of Company Products or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(e)No Assistance.  At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company, any Subsidiary or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the rights in such Company-Owned Intellectual Property of the Company or the applicable Subsidiary.

(f)Company-Owned Intellectual Property.  Either the Company or a Subsidiary owns and have good and exclusive title to all Company-Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances).  Except as set forth in Schedule 3.10(f) of the Company Disclosure Letter, without limiting the generality of the foregoing, (i) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company-Owned Intellectual Property, (ii) none of the Company-Owned Intellectual Property is subject to any Legal Proceeding, Order, or stipulation materially restricting the use, distribution, transfer, or licensing by the Company or any Subsidiary of any Company-Owned Intellectual Property or Company Products, (iii) there is no pending Legal Proceeding to which the Company or any Subsidiary is a party challenging the ownership, validity scope of right or enforceability of any Company-Owned Intellectual Property and, to the Knowledge of the Company, there is no threat of any such Legal Proceeding, and (iv) there are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned Intellectual Property by the Company or any Subsidiary.  Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement nor the Transactions will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned Intellectual Property, or impair the right of the Company or any Subsidiary to use, possess, sell or license any Company-Owned Intellectual Property or portion thereof and, after the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable or licensable by the Company or the applicable Subsidiary without restriction, and without payment of any kind to any third party.

(g)Invention Assignment and Confidentiality Agreement.  The Company and each Subsidiary has secured by written agreement from all consultants, advisors, independent contractors and employees, who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any portions of the Company-Owned Intellectual Property (any such Person, an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Company-Owned Intellectual Property.  No Author has retained any rights, licenses, claims or interest with respect to any Company-Owned Intellectual Property.

(h)No Violation.  To the Knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company or any Subsidiary:  (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights

(including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(i)Confidential Information.  The Company and each Subsidiary has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company or such Subsidiary, as applicable (including trade secrets), or provided by any third party to the Company or such Subsidiary, as applicable (“Confidential Information”).  Neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s or any such Subsidiary’s possession, custody or control.  Except as set forth in Schedule 3.10(i) of the Company Disclosure Letter, there has been no breach of confidentiality by the Company, any Subsidiary or to the Knowledge of the Company, any third-party.

(j)Non-Infringement.  To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party.  Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property.  Except as set forth in Schedule 3.10(j) of the Company Disclosure Letter, neither the Company nor any Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property.  Except as set forth in Schedule 3.10(j) of the Company Disclosure Letter, the operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s and the Subsidiaries’ use of any product, device, process or service used in the Business as previously conducted in the last six years or as currently conducted, by the Company and the Subsidiaries, has not, does not and, to the Knowledge of the Company, will not (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or any Subsidiary conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims.  Neither the Company nor any Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or any Subsidiary has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity.  Neither the Company nor any Subsidiary has received any opinion of counsel that any Company Product or Company-Owned Intellectual Property or the operation of the business of the Company and the Subsidiaries, as previously or currently conducted, or as currently proposed to be conducted, infringes or misappropriates any Third-Party Intellectual Property.

(k)Non-Contravention.  None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company or any Subsidiary is a party or by which any of its assets is bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer, the Surviving Corporation or any subsidiary of Acquirer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.  Following the Closing, the Company and each Subsidiary will be permitted to exercise all of their respective rights under such Company Intellectual

Property Agreements to the same extent the Company and each such Subsidiary would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or such Subsidiary would otherwise be required to pay.

(l)Company Source Code.  Except as set forth in Schedule 3.10(l) of the Company Disclosure Letter, neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products.  Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of the Merger will result in a release from escrow or other delivery to a third party of any Company Source Code.

(m)Open Source Software.  Schedule 3.10(m) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products or in the conduct of the Business, states whether such Open Source Materials were modified and/or distributed by the Company or a Subsidiary, and identifies the licenses under which such Open Source Materials were used.  The Company and each Subsidiary is in compliance, with the terms and conditions of all licenses for the Open Source Materials.  Neither the Company nor any Subsidiary has incorporated, distributed or combined Open Source Materials into or with any Company Products or Company-Owned Intellectual Property, or otherwise used Open Source Materials, in such a way that grants to any Person any rights or immunities under any Company-Owned Intellectual Property (including any requirement that any Company-Owned Intellectual Property be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge).

(n)Information Technology.  The Company and each Subsidiary has implemented and maintains reasonable disaster recovery and security plans, procedures and facilities to preserve the availability, security, and integrity of the Company IT Systems, and the data and information stored thereon.  Except as set forth in Schedule 3.10(n) of the Company Disclosure Letter, to the Company’s Knowledge, there has been no material breach of security or unauthorized access by third parties to the Company IT Systems.  The Company IT Systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Business.  Neither the Company nor any Subsidiary has experienced, and to the Knowledge of the Company, no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of (A) any substandard performance or defect in any part of the Company IT Systems whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the Company IT Systems.

(o)Privacy and Personal Data.  The privacy and security practices of the Company and each Subsidiary, including the Company Privacy Policies, conform, and at all times have conformed, to all Applicable Laws.  The Company and each Subsidiary has at all times (i) provided adequate notice and obtained any necessary consents from end users required for the processing of personal data as conducted by or for the Company or any Subsidiary and (ii) abided by any privacy choices (including opt-out preferences) of end users relating to personal information (such obligations along with those contained in the Company’s Privacy Policies, collectively, “Company Privacy Commitments”).  The Company and each Subsidiary has established and maintained appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Applicable Laws and Company Privacy Commitments that are designed to protect personal information collected by the Company or any Subsidiary against accidental, unauthorized, or unlawful disclosure or use.  Except as set forth in Schedule 3.10(o) of the Company Disclosure Letter, no breach, security incident or violation of any data security policy in relation to personal information collected by the Company or any Subsidiary has occurred or, to the Knowledge of the Company, is threatened, and, to the Knowledge of the Company, there has been no unauthorized or illegal processing of any personal information by the Company or any Subsidiary.  No circumstance has arisen in which Applicable Laws would require the Company or any Subsidiary to notify a Governmental Entity of a data security breach or security incident.  Neither the Company nor any Subsidiary has received any written complaints regarding the collection, use or disclosure of personal information, and the Company is not aware of any basis for any such complaints

(p)Company Websites.  The contents of any Company Website and all transactions of information conducted on any Company Website comply with Applicable Law.

(q)Standards Bodies.  Neither the Company nor any Subsidiary is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property.  Neither the Company nor any Subsidiary has a present obligation to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of Company’s or any Subsidiary’s or any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar organization.

3.11.Taxes.

(a)Except as set forth in Schedule 3.11(a) of the Company Disclosure Letter, the Company and each Subsidiary has properly completed and timely filed (taking into account extension of time to file) all income and other material Tax Returns required to be filed by it prior to the Closing Date, and has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return).  All Tax Returns were complete and accurate in all material respects and have been prepared in substantial compliance with Applicable Law.  There is no claim for Taxes that has resulted in an Encumbrance (other than a Permitted Encumbrance) against any of the assets of the Company.

(b)The Company has made available to Acquirer true, correct and complete copies of all income and other material Tax Returns filed by the Company and its Subsidiaries for taxable periods beginning on and after January 1, 2013 and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and each Subsidiary with respect to taxable periods beginning on or after January 1, 2013.

(c)Except as set forth in Schedule 3.11(c) of the Company Disclosure Letter, the Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and the Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date.  Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business following the Company Balance Sheet Date.

(d)Except as set forth in Schedule 3.11(d) of the Company Disclosure Letter, there is (i) no past or pending audit of, Tax controversy or other procedure or proceeding  documented in writing associated with, any Tax Return or Taxes of the Company or any Subsidiary that has been or is being conducted by a Tax Authority and (ii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect.  No written claim has been made in the last five years by any Tax Authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(e)The Company and the Subsidiaries are not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (excluding commercial agreements in the ordinary course of business not primarily related to Taxes), and neither the Company nor any Subsidiary has any Liability to another party under any such agreement.

(f)The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(g)Neither the Company nor any Subsidiary has consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder.  Neither the Company nor any Subsidiary has participated in, nor is any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(h)None of the Company or any Subsidiary is or has ever been a member of a consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary was not the ultimate parent corporation.

(i)Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(j)Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning on or after the Closing Date as a result of any (i) change in method of accounting for a Taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(k)Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l)Neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).

(m)Neither the Company nor any Subsidiary is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(n)The Company has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives.  The Company and each Subsidiary is in substantial compliance with the requirements for any applicable Tax holidays or incentives.

(o)Neither the Company nor any Subsidiary is a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(p)Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) with the Merger.

(q)Except as set forth in Schedule 3.11(q) of the Company Disclosure Letter, the Company and each Subsidiary has (i) complied in all material respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed (taking into account extensions of time to file) all material withholding Tax Returns, for all periods through and including the Closing Date.  Neither Acquirer nor the Surviving Corporation is required by Applicable Law to withhold or pay any Indian Share Transfer Taxes in connection with the Merger.

(r)Neither the Company nor any Subsidiary owns any interest in any passive foreign investment company (as defined in Section 1297 of the Code).

(s)Neither the Company nor any Subsidiary is a party to a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code).  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.  Neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

(t)The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and none of the Company, Acquirer or any Subsidiary has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options.  All shares of Company Capital Stock underlying Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

(u)Except as set forth in Schedule 3.11(u) of the Company Disclosure Letter, the Company and each Subsidiary is in material compliance with all applicable transfer pricing laws and regulations.

(v)No independent contractor was or will be considered as an employee of the Company or any Subsidiary by an applicable Tax Authority.

(w)There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or any ERISA Affiliate to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).  No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.  Neither the Company nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

3.12.Employee Benefit Plans and Employee Matters.

(a)Schedule 3.12(a) of the Company Disclosure Letter lists, with respect to the Company, any Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Option Plan and the award agreements with respect to equity granted thereunder, all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company or any Subsidiary remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company and/or each Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”). Each Company Employee Plan maintained or contributed to by the Company or any Subsidiary under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed separately in Schedule 3.12(a) of the Company Disclosure Letter.

(b)Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies.  The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either (i) obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, (ii) has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or (iii) has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.  The Company has made available to Acquirer a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.  None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company and each Subsidiary has complied with the requirements of COBRA.  There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan.  Each Company Employee Plan has been administered, in all material respects, in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate has performed, in all material respects, all obligations required to be performed by it under, is not in default under or in violation of, and has no Knowledge of any default or violation by any other party to, any of the Company Employee Plans.  Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans.  All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company or any Subsidiary after the Company Balance Sheet Date).  In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, each Subsidiary and each ERISA Affiliate has at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor.  Schedule 3.12(b) of the Company Disclosure Letter sets forth a list (i) by name of those participants with an outstanding loan under the Company  Employee Plan intended to include a Code Section 401(k) arrangement  and (ii) the outstanding balance of such loan.  No Company Employee Plan is covered by, and neither the Company nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event).  With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which, to the Knowledge of the Company, were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan.  No suit, administrative proceeding, action, litigation or claim has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.

(c)There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(d)None of the Company, any Subsidiary nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e)None the Company, any Subsidiary nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f)No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.

(g)The Company and each Subsidiary is in compliance in all material respects with Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA, (ii) the applicable requirements of the Family Medical and Leave Act of 1993, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended, (v) the Age Discrimination in Employment Act of 1967, as amended, (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998. Neither the Company nor any Subsidiary is engaged in any unfair labor practice under the National Labor Relations Act or similar state law. Neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, penalties or other sums for failure to comply with any of the foregoing.  The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants.  Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  Except as set forth in Schedule 3.12(g) of the Company Disclosure Letter, there are no pending claims against the Company or any Subsidiary under any workers’ compensation plan or policy or for long term disability.  Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder.  No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

(h)The Company has made available to Acquirer true, correct and complete copies of each of the following with respect to the Company and each Subsidiary: (i) all of its current forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary, (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder, (vii) a schedule of bonus commitments made to employees of the Company and each Subsidiary and (viii) with respect to the foregoing subclauses (i), (ii), (iii), (iv) and (vi), all such items listed therein that are not on the standard form of the Company or the Subsidiaries, as applicable.

(i)Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has a duty to bargain with any labor organization.  Neither the Company nor any Subsidiary has received a demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary.  To the Knowledge of the Company or any Subsidiary, there are no activities or proceedings of any labor union or to organize their respective employees.  There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the Knowledge of the Company or any Subsidiary, threatened that may interfere with the conduct of the Business.  There is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company or any Subsidiary, threatened.

(j)To the Knowledge of the Company, no employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others.  To the Knowledge of the Company, no contractor of the Company or any Subsidiary is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others.  Except as set forth in Schedule 3.12(j) of the Company Disclosure Letter, no employee of the Company or any Subsidiary has given notice to the Company or any Subsidiary and, to the Knowledge of the Company or any Subsidiary, no employee of the Company or of any Subsidiary intends to terminate his or her employment with the Company or any Subsidiary as a result of the Transactions.  Except as set forth in Schedule 3.12(j) of the Company Disclosure Letter, the employment of each of the employees of the Company and each Subsidiary is “at will” (except for non-United States employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees.  Other than this Agreement, as of the Agreement Date, neither the Company nor any Subsidiary has, and to the Knowledge of Company or any Subsidiary, no other Person has, (i) entered into any Contract that obligates Acquirer to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Acquirer following the Effective Time.

(k)Schedule 3.12(k)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all employees of the Company and each Subsidiary, showing each such individual’s name, position, date of hire, accrued paid time off, annual salary or hourly rate for such position for 2016, status as exempt/non-exempt, visa or other work authorization status, bonus payable to such employees if their bonus metrics are satisfied, and any other cash compensation for the current fiscal year and the most recently completed fiscal year.  Schedule 3.12(k)(i) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, manager’s name and work location. Schedule 3.12(k)(ii) of the Company Disclosure Letter sets forth a list of all Contracts with the current individual consultants, advisory board members and independent contractors of the Company and each Subsidiary.

(l)The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law.  In the past three years, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation.  Neither the Company nor any Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(m)Except as required pursuant to or contemplated by an Offer Letter, and except as disclosed in Schedule 3.12(m) of the Company Disclosure Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any current or former employee, director, independent contractor or consultant.  No amount paid or payable by the Company or any Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or any Subsidiary by reason of Section 280G of the Code.

3.13.Interested-Party Transactions

.  Except as set forth in Schedule 3.13 of the Company Disclosure Letter, none of the officers or directors of the Company and to the Knowledge of the Company, none of the officers or directors of any Subsidiary, employees of the Company or any Subsidiary, Consenting Stockholders or the immediate family members of any of the foregoing, (i) has any direct or indirect ownership or other financial interest in, or is an officer, director, employee of or contractor for, any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded) or (ii) is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Material Contract, except for normal compensation for services as an officer, director or employee thereof.

3.14.Insurance

.  The Company and each Subsidiary maintains the policies of insurance and bonds set forth in Schedule 3.14 of the Company Disclosure Letter.  Schedule 3.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Agreement Date.  The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any Subsidiary.  As of the Agreement Date, there is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and the Company or the insured Subsidiary is otherwise in compliance in all material respects with the terms of such policies and bonds.

3.15.Books and Records

.  The minute books of the Company and each Subsidiary made available to Acquirer contain a true, correct and complete summary, in all material respects, of all meetings of directors and of the Company Stockholders or actions by written consent since January 1, 2014 through the Agreement Date.  The books, records and accounts of the Company and each Subsidiary (a) are true, correct and complete in all material respects, (b)  fairly reflect, in all material respects, all of the transactions and dispositions of the assets and properties of the Company and the Subsidiaries and (c) fairly reflect, in all material respects, the basis for the Financial Statements.

3.16.Material Contracts.

(a)Schedules 3.16(a)(i) through (xviii)of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Subsidiary is a party that are in effect on the Agreement Date (the “Material Contracts”):

(i)any Contract with a (A) Significant Customer or (B) Significant Supplier;

(ii)any Contract providing for (A) payments by the Company or any Subsidiary to any third party of $250,000 or more (or under which the Company or any Subsidiary has made such payments) in the 12 months ended September 30, 2016 or in the 12 months ended September 30, 2017, or (B) payments to the Company or any Subsidiary of $500,000 or more (or under which the Company or any Subsidiary has received such payments) in the 12 months ended September 30, 2016 or in the 12 months ended September 30, 2017;

(iii)any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company or any Subsidiary;

(iv)(A) any joint venture Contract, and (B) any Contract that involves a sharing of revenues or profits or the payment of royalties to any other Person;

(v)any separation agreement or severance agreement with any current or former employees under which the Company or any Subsidiary has any actual or potential Liability;

(vi)any Contract for or relating to the employment of, or the performance of services by, any director, officer, employee or consultant (other than such Contracts that are at-will and are terminable by the Company or the relevant Subsidiary without liability (other than payment of compensation for services rendered through the date of termination));

(vii)any Contract with, any of the Company’s directors, officers, or beneficial owners of more than 5% of the total shares of the issued and outstanding capital stock of the Company or any Subsidiary, as the case may be, other than any Contract providing for the grant of Equity Interests in the Company and the Company Stockholders Agreement;

(viii)any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants binding on the Company or any Subsidiary relating to the Company Products or Company Intellectual Property, (C) that restricts the Company or any Subsidiary from competing with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property existing as of the Agreement Date, or (D) pursuant to which the Company or any Subsidiary has granted exclusive rights or licenses to Company Intellectual Property;

(ix)other than licenses for “shrink wrap” and other similar generally commercially available software that have an individual acquisition cost of $35,000 or less, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third-Party Intellectual Property;

(x)any license, sublicense or other Contract to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property; provided, that Company shall not be required under this subclause (x) to list in the Company Disclosure Letter any non-exclusive contracts with customers, partners or systems integrators entered into in the ordinary course of business;

(xi)any license, sublicense or other Contract pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned Intellectual Property or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property;

(xii)any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company or any Subsidiary; provided, that Company shall not be required under this subclause (xii) to list in the Company Disclosure Letter any customer contracts entered into in the ordinary course of business;

(xiii)any settlement Contract with respect to any Legal Proceeding;

(xiv)any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xv)any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money;

(xvi)any Contract requiring the Company to incur capital expenditures in excess of $50,000 in the aggregate in the next twelve calendar months;

(xvii)any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person; and

(xviii)any Contract with any Governmental Entity.

(b)All Material Contracts are in written form.  The Company or the applicable Subsidiary party to such Material Contract, as applicable, is in compliance, in all material respects, of its obligations under such Material Contract, and is entitled to all benefits in all material respects under such Material Contract.  Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of the Enforceability Exceptions.  Except as set forth in Schedule 3.16(b) of the Company Disclosure Letter, there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Knowledge of the Company, with respect to any other party to a Material Contract, that, with the giving of notice, the lapse of time or the happening of any other event, would reasonably be expected to (i) become a default or event of default under any Material Contract or

(ii) give any third party (A) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, (B) the right to a rebate, chargeback, refund, credit or penalty under any Material Contract (other than in the ordinary course of business consistent with past practice and not as a result of a default under such Material Contract) or (C) the right to cancel, terminate or modify any Material Contract.  Neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, other notice or communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract.  True, correct and complete copies of all Material Contracts have been made available to Acquirer.

3.17.Transaction Fees

.  Except as set forth in Schedule 3.17 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

3.18.Anti-Corruption Law.

(a)None of the Company, any Subsidiary or any of their respective directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since January 1, 2014, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person (A) for the purpose of (I) improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties or (III) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such  Governmental Entity in order to, in each case of clauses (I) through (III), assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)There have been no false or fictitious entries made in the books and records of the Company or any Subsidiary relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment. Neither the Company nor any Subsidiary has established or maintained a secret or unrecorded fund or account.

(c)None of the Company, any Subsidiary or any of their respective directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

3.19.Environmental, Health and Safety Matters

.  The Company and each Subsidiary is in compliance, in all material respects, with all Environmental, Health and Safety Requirements which are applicable to them with respect to the ownership, use, maintenance or operation of its business or assets or properties.  There are no pending, or to the Knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company or any Subsidiary are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements.

3.20.Export Control Laws

.  The Company and each Subsidiary has conducted its export transactions in accordance in all material respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control

Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company conducts business.

3.21.Customers

.  Schedule 3.21 of the Company Disclosure Letter sets forth a true and complete list of the customers or distributors who, for the year ended December 31, 2015 or the nine months ended September 30, 2016, was one of the 10 largest sources of revenues for the Company and the Subsidiaries, taken as a whole, based on amounts of revenue recognized by the Company and the Subsidiaries during such periods (each, a “Significant Customer”)  Neither the Company nor any Subsidiary has any outstanding material disputes concerning any Company Products with any Significant Customer.  Since the Company Balance Sheet Date, there has been no material change to the pricing or other material terms at which any Significant Customer purchases Company Products.  Neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, other notice from any Significant Customer that such Significant Customer intends to terminate or materially modify existing Contracts with the Company or any Subsidiary.  Neither the Company nor any Subsidiary has had any Company Products returned by a Significant Customer except for normal warranty returns consistent with past history that would not result in a reversal of any revenue, in any material amount, by the Company or such Subsidiary.

3.22.Suppliers

.  Schedule 3.22 of the Company Disclosure Letter sets forth a true and complete list of the suppliers who, for the year ended December 31, 2015 or the nine months ended September 30, 2016, was one of the 10 largest suppliers of products and/or services to the Company and the Subsidiaries, taken as a whole, based on amounts payable with respect to such periods (each, a “Significant Supplier”).  Neither the Company nor any Subsidiary has any outstanding material disputes concerning products and/or services provided by any Significant Supplier.  Neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, other notice from any Significant Supplier that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any Subsidiary.

3.23.Company Operations

.  The Company has no assets other than the capital stock of the Operating Subsidiary.  The Company has not engaged in any business activities of any type or kind whatsoever (other than indirectly through the operation of the business of the Operating Subsidiary and the other Subsidiaries), and does not have any Liabilities other than Transaction Expenses.

3.24.No Other Representations

. Except for the representations and warranties of the Company contained in this Agreement and the Transaction Documents, neither the Company nor any other Person acting on behalf of the Company or any Subsidiary makes any express or implied representation or warranty with respect to the Company or any Subsidiary or with respect to any other information provided to Acquirer or Merger Sub or their respective Representatives in connection with the transactions contemplated hereby.

Article IV
Representations and Warranties of Acquirer and Merger Sub

Acquirer and Merger Sub represent and warrant to the Company as follows:

4.1.Organization and Standing

.  Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Neither Acquirer nor Merger Sub is in material violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2.Authority; Non-contravention.

(a)Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Acquirer Transaction Documents and to consummate the Transactions.  The execution and delivery of this Agreement and the other Acquirer Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub.  This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of the Enforceability Exceptions.

(b)The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Acquirer or Merger Sub is a party or by which Acquirer, Merger Sub or any of their respective assets may be bound or (iii) Applicable Law, except in the case of each of clauses (ii) and (iii) above, where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or any other Acquirer Transaction Document or the consummation of the Transactions that, except for those consents, approvals, Orders, authorizations, registrations, declarations, filings and notices, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the ability of Acquirer or Merger Sub to perform or comply with the covenants, agreements or obligations of Acquirer and Merger Sub herein or in any other Acquirer Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Acquirer Transaction Document and Applicable Law.

4.3.Financing; Solvency.

(a)Acquirer has delivered to the Company a true, accurate and complete copy of the executed debt commitment letter, dated the Agreement Date, by and among Acquirer and Lender, including all exhibits, schedules and annexes thereto (as it may be amended, amended and restated or modified from time to time pursuant to Section 6.16, the “Commitment Letter”), pursuant to which, and subject to the terms and conditions of which, the Lender has committed to lend the amounts set forth therein to Acquirer for the purpose of funding the Merger and the other Transactions (such committed debt financing, together with, unless the context otherwise requires, any debt securities issued in lieu thereof, the “Debt Financing”).  Each of Acquirer and Merger Sub acknowledges that notwithstanding the Commitment Letter and Debt Financing, it is not a condition to the Closing or any of its obligations under this Agreement.

(b)As of the Agreement Date, the Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and (ii) the Commitment Letter constitutes a legal, valid and binding obligation of Acquirer and, to the Knowledge of Acquirer, the other parties thereto, enforceable against it or them, as the case may be, in accordance with its terms subject only to the effect, if any, of the Enforceability Exceptions.  Except for fee letters with respect to fees and related arrangements with respect to the Debt Financing (the “Debt Fee Letter”) and the proposal letter dated October 24, 2016 between Acquirer and Lender (the “Engagement Letter”), which Acquirer has delivered true, accurate and complete copies of to the Company on the Agreement Date (with only fee amounts, pricing caps and economic terms (none of which would adversely affect the amount or availability or conditionality of the Debt Financing) redacted), the Commitment Letter is the only agreement relating to the Debt Financing as of the Agreement Date.  Other than as expressly set forth in the Commitment Letter, the Engagement Letter and the Debt Fee Letter, there are no other agreements, side letters, or arrangements relating to the Commitment Letter that could affect the amount, availability or conditionality of the Debt Financing.

(c)Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.3, no event has occurred that is continuing which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquirer under any term of the Commitment Letter or, to the Knowledge of Acquirer, would (i) make any of the assumptions or any of the statements set forth in the Commitment Letter inaccurate in any material respect, (ii) result in any of the conditions in the Commitment Letter not being satisfied or (iii) otherwise result in the Financing not being available on the Closing Date.  As of the Agreement Date, the Lender has not notified Acquirer of its intention to terminate any of the commitments under such Commitment Letter or not to provide the Financing.

(d)Acquirer has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Engagement Letter, the Fee Letter and the Commitment Letter to be paid on or before the Agreement Date.  The aggregate proceeds from the Financing constitute all of the financing required for the consummation of the Merger and the other Transactions, and are sufficient (together with Acquirer’s existing cash on hand as of the Closing Date) in amount for Acquirer to pay all of the amounts due from Acquirer pursuant to Section 2.4(a) and any other cash amounts required to be paid in connection with the consummation of the Transactions and all associated fees, costs and expenses required to be paid by Acquirer in connection with the Merger and the other Transactions, including the Financing, in each case, to the extent required to be paid on the Closing Date.

(e)Immediately after giving effect to the consummation of the Transactions:  (i) the fair saleable value (determined on a going concern basis) of the assets of the Surviving Corporation and the Subsidiaries shall be greater than the total amount of its Liabilities, (ii) Acquirer and the Surviving Corporation and the Subsidiaries shall be able to pay their debts as they become due and (iii) the Surviving Corporation and the Subsidiaries shall have adequate capital to carry on their business.  No transfer of property is being made by Acquirer and no obligation is being incurred by Acquirer in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Acquirer, the Surviving Corporation or the Subsidiaries.

4.4.No Prior Merger Sub Operations

.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities of any type or kind whatsoever, incurred any Liability, entered into any agreement or arrangement with any Person, or conducted any operations other than in connection with its incorporation or organization, the due diligence investigation of the Company and its Subsidiaries or the negotiation and consummation of this Agreement and the Transactions.

4.5.Compliance with Applicable Laws

.  Each of Acquirer and Merger Sub is in compliance with all Applicable Laws, except where such non-compliance would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement; provided, that such representation shall not be deemed to be a representation regarding the compliance of the Merger with Applicable Laws concerning antitrust.

4.6.Brokers

.  None of Acquirer, Merger Sub nor any of their respective officers, directors, employees or stockholders has entered into, nor will enter into, any contract, agreement, arrangement or understanding with any broker, finder or similar agent or any Person which has or will result in any Liability to any of the Company Securityholders or, if the Closing does not occur, to the Company or any Subsidiary.

4.7.Litigation

.  There is no Legal Proceeding pending, or to the Knowledge of Acquirer, threatened against Acquirer or Merger Sub, nor to the Knowledge of Acquirer is there any investigation in which Acquirer or Merger Sub is the subject of the target by any Governmental Entity, in each case, except where such Legal Proceeding would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.  Notwithstanding anything to the contrary in this Section 4.7, no representation in this Section 4.7 shall be deemed to be a representation regarding any Antitrust Investigation or Antitrust Restraint.

4.8.Accredited Investor Status

.  Acquirer is an “accredited investor” within the meaning of Rule 501 promulgated under the Securities Act.

4.9.No Other Representations

.  Except for the representations and warranties of Acquirer and Merger Sub contained in this Agreement or the Transaction Documents, neither Acquirer nor Merger Sub nor any other Person acting on behalf of Acquirer or Merger Sub makes any express or implied representation or warranty with respect to Acquirer or Merger Sub or with respect to any other information provided to Company by or on behalf of Acquirer or Merger Sub in connection with the transactions contemplated hereby.

Article V
Conduct Prior to the Effective Time

5.1.Conduct of the Business; Notices

.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each Subsidiary to:

(a)use commercially reasonable efforts to conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b)(i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell its products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c)assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions;

(d)maintain each of its leased premises in accordance with the terms of the applicable lease, in all material respects;

(e)promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and

(f)promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked, or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Effective Time) or the Company or any Subsidiary.

5.2.Restrictions on Conduct of the Business

.  Without limiting the generality or effect of Section 5.1, except as expressly set forth in Schedule 5.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following, and shall cause each Subsidiary not to do, cause or permit any of the following (except, in each case, to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a)Charter Documents. Cause, propose or permit any amendments to its certificate of incorporation or bylaws or equivalent organizational or governing documents;

(b)Reorganization.  Adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization other than the Merger;

(c)Dividends; Changes in Capital Stock.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for Permitted Issuances;

(d)Material Contracts. Except as set forth on Schedule 5.2(d) of the Company Disclosure Letter, (i) enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract or Specified Contract or (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Consenting Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Consenting Stockholder Agreement or (B) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided, that this Section 5.2(d) shall not require the Company or any Subsidiary to seek or obtain Acquirer’s consent in order to:  (I) set or change the prices at which the Company or such Subsidiary sells products or provides services to current end users or (II) to renew any Material Contract or Specified Contract on substantially the same terms as in effect as of the Agreement Date, in each case, in the ordinary course of business consistent with past practice; provided, further that this Section 5.2(d) shall not apply to real property leases which are subject of Section 5.2(u).

(e)Issuance of Equity Interests.  Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts obligating it to issue any Equity Interests of the Company or any Subsidiary, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i) and (ii), “Permitted Issuances”);

(f)Employees; Consultants; Independent Contractors. Except for offers for employment outstanding as of the Agreement Date that are listed on Schedule 5.2(f) of the Company Disclosure Letter and the hiring of Persons who are the recipients of such offers, (i) Hire, or offer to hire, any additional employees, or any consultants or independent contractors, (ii) terminate the employment (other than for cause), change the title, office or position, or materially reduce the responsibilities of any employee of the Company or any Subsidiary, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law);

(g)Loans and Investments.  Make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money; provided, however, that this Section 5.2 shall not restrict or otherwise require the consent of the Acquirer for, purchases of U.S. Treasury securities or U.S. government agency securities, which have maturities of sixty (60) days or less or similar investments that are consistent with current cash management practices of the Company and the Subsidiaries;

(h)Intellectual Property.  Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company); provided, however this Section 5.2(h) shall not prohibit or otherwise restrict the Company or any of its Subsidiaries from (i) providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice and in connection with Acquirer’s due diligence of the Company and the Subsidiaries, (ii) providing customers with licenses to Company Intellectual Property in the ordinary course of business consistent with past practice or pursuant to customer Contracts entered into after the Agreement Date that are not prohibited by Section 5.2(d), or (iii) licensing commercially available software which (A) has not been modified or customized for the Company or such Subsidiary, and (B) is licensed for an annual fee under $5,000;

(i)Patents.  Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j)Dispositions.  Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k)Indebtedness.  Incur any indebtedness for borrowed money or guarantee any such indebtedness other than borrowings under the Company Credit Facility;

(l)Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements in excess of $20,000 individually or $50,000 in the aggregate;

(m)Insurance.  Materially change the amount of, or terminate, any insurance coverage;

(n)Termination or Waiver.  Cancel, release or waive any material claims or rights held by the Company;

(o)Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant (other than the Spot Awards specifically disclosed in Schedule 5.2(o) of the Company Disclosure Letter (the “Spot Awards”)) or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as set forth in Schedule 5.2(o) of the Company Disclosure Letter);

(p)Severance Arrangements.  Grant or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration set forth on Schedule 5.2(p) of the Company Disclosure Letter);

(q)Lawsuits; Settlements.  Except as set forth on Schedule 5.2(q) of the Company Disclosure Letter, (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company or a Subsidiary in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided, that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(r)Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company, any Subsidiary, or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s)Taxes.  Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return in a manner materially inconsistent with the past practices of the Company, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement (excluding commercial agreements entered into the ordinary course of business not primarily related to Taxes) or material closing agreement, assume any Liability for the Taxes of any other Person other than the Company or any of its Subsidiaries (whether by Contract or otherwise), settle any claim or assessment in respect of material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(t)Accounting.  Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(u)Real Property.  Enter into any agreement for the purchase, sale or lease of any real property other than any lease renewals or extensions of the leases provided on Schedule 3.9(c) on the same terms as are in effect on the Agreement Date;

(v)Encumbrances.  Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(w)Interested-Party Transactions.  Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed in Schedule 3.13 of the Company Disclosure Letter;

(x)Subsidiaries.  Take any action that would result in the Company having one or more Subsidiaries; and

(y)Other.  Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (x) in this Section 5.2, or knowingly take any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 7.3(a) would not be satisfied) or knowingly prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 7.3(a) would not be satisfied).

5.3.Notices of Certain Events; Prospective Breach

.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(a)each of the Company and Acquirer shall keep the other advised of all material developments that such party determines to be relevant to its ability to consummate the Merger;

(b)Acquirer and Company shall promptly notify the other in writing upon the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to cause (i) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect at the Closing as if such representation and warranty were made at such time or (ii) any failure of the notifying party or any officer, director, employee or agent thereof, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

Article VI
Additional Agreements

6.1.Board Recommendation, Stockholder Approval and Stockholder Notice.

(a)The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement.

(b)The Company shall use its commercially reasonable efforts to obtain Written Consents executed by each Consenting Stockholder and to cause each such Consenting Stockholder to execute or join the Stockholder Agreement.  Upon obtaining the Company Stockholder Approval, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval to Acquirer.

(c)The Company shall prepare a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, and (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL.  The Stockholder Notice shall be delivered to each Company Stockholder (other than the Consenting Stockholders) promptly (and in any case within five Business Days) after the Company obtains the Company Stockholder Approval.  The Stockholder Notice shall include (x) a statement to the effect that the Board and the Consenting Stockholders have approved this Agreement and the principal terms of the Merger, and (y) such other information as Acquirer and the Stockholders’ Agent may agree is required or advisable under the DGCL to be included therein.  Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer and Stockholders’ Agent, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Surviving Corporation without the approval of Acquirer and Stockholders’ Agent.  Each of Acquirer and the Surviving Corporation agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under the DGCL in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer shall and shall cause the Surviving Corporation and their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(d)The Company hereby covenants that neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date of the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.2.No Solicitation.

(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives to, and the Company will cause each Subsidiary not to, and will cause each Subsidiary not to authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.  The Company will, and will cause its Subsidiaries and each of its and their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any Subsidiary previously provided to such Person in connection with an Acquisition Proposal.  If any of the Company’s or a Subsidiary’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is prohibited from taking pursuant to this Section 6.2, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.2.

(b)The Company shall immediately (but in any event, within 24 hours) notify Acquirer in writing after receipt by the Company or any Subsidiary (or, to the Knowledge of the Company, by any of the Company’s or any Subsidiary’s Representatives), of (i) any Acquisition Proposal, or (ii) any bona fide inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.  Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal or bona fide inquiry, expression of interest, proposal, or offer and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request.  The Company shall keep Acquirer reasonably informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.  The Company shall provide Acquirer with 2 Business Days’ prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

6.3.Confidentiality; Public Disclosure.

(a)The parties hereto acknowledge that Acquirer and the Operating Subsidiary have previously executed a non-disclosure agreement, dated as of May 18, 2015 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b)The Company and Acquirer shall, and shall cause their respective subsidiaries and Representatives to, hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence.  At no time shall any party hereto (including the Stockholders’ Agent) disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates.  Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose this Agreement and any and all of its terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of NYSE.

(c)The Stockholders’ Agent hereby acknowledges that it is bound by certain confidentiality obligations as set forth in the Consenting Stockholder Agreement and agrees that it shall be subject to such confidentiality obligations in both its capacity as a stockholder of the Company and its capacity as the Stockholders’ Agent.

(d)Before the Closing, no party shall issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use the other party’s name or refer to the other party directly or indirectly in connection with such party’s relationship with the other party in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, unless required by Applicable Law. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may issue a press release announcing the execution and delivery of this Agreement in a form mutually agreed upon by Acquirer and the Company, and make statements and disclosures consistent therewith.

6.4.Reasonable Best Efforts

.  Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

6.5.Third-Party Consents.

(a)Following consultation with Acquirer, the Company and each Subsidiary shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 3.3(b) of the Company Disclosure Letter.

(b)To the extent applicable and requested by Acquirer, the Company and each Subsidiary shall give all notices and other information required to be given to the employees of the Company or any Subsidiary, any collective bargaining unit representing any group of employees of the Company or any such Subsidiary, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions; provided, that Acquirer has provided the form of notice and applicable information to be given to employees.

6.6.Litigation.

(a)The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it or any Subsidiary, or known by the Company to be threatened against the Company or any Subsidiary, or any of the directors, officers or employees or the stockholders of the Company or any Subsidiary in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim or Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim or Litigation Claim.

(b)Each of the Company and Acquirer shall (i) notify each other in writing promptly after learning of any Antitrust Investigation and (ii) comply with Section 8.1 in respect thereof.

6.7.Access to Information

. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company and each Subsidiary shall afford Acquirer and its Representatives (a) reasonable access during business hours to (i) the Company’s and the Subsidiaries’ properties, books, Contracts and records and (ii) all other information concerning the business, properties and personnel of the Company and the Subsidiaries as Acquirer may reasonably request and (b) reasonable access during business hours to all personnel of the Company

(including the Key Employees); provided, that such access does not unreasonably interfere with such personnel’s performance of their job functions and duties.

6.8.Spreadsheet

.  The Company shall prepare and deliver to Acquirer, in accordance with Section 6.13, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:  (a) the names of all of the Converting Holders and their respective addresses and e-mail addresses, (b) the number and class of Company Capital Stock held by such Converting Holders and the respective certificate numbers, (c) the calculation of aggregate cash amounts payable to each such Converting Holder pursuant to Section 2.3(a)(i), the total amount of Taxes to be withheld therefrom, if any, and the principal amount of each Acquirer Promissory Note to be issued to each Converting Holder, (d) the calculation of each Converting Holder’s Pro Rata Share of the Adjustment Escrow Amount and the Special Escrow Amount and (e) a funds flow memorandum setting forth the payments to be made pursuant to Section 2.4(a).

6.9.Expenses

.  Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided, that the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 2.6(g), and Acquirer shall pay a portion of the Company’s Transaction Expenses as provided in Section 1.1.

6.10.Employees.

(a)Acquirer shall not make any initial offers of employment to any employee of the Company or any Subsidiary (other than a Key Employee) any earlier than December 16, 2016 or any later than December 23, 2016.  With respect to any employee of the Company or any Subsidiary who receives an offer of employment from Acquirer or the Surviving Corporation, the Company and each Subsidiary shall use commercially reasonable efforts in assisting Acquirer with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date.  In no event shall the Company or any Subsidiary be required to pay additional compensation to such employees in order for them to enter into such offer letters and confidential information and assignment agreements.  Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees, none of Acquirer, Merger Sub and the Surviving Corporation shall have any obligation to make an offer of employment to any employee of the Company or any Subsidiary.  With respect to matters described in this Section 6.10, the Company and each Subsidiary will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees.

(b)For all purposes (including purposes of eligibility, vesting and benefit accrual) under the employee benefit plans of Acquirer and its Affiliates providing benefits to any Continuing Employees after the Closing Date (the “Acquirer Plans”), each such Continuing Employee shall be credited with his or her years of service with the Company, its Affiliates and their predecessors before the Closing Date, to the same extent as such Continuing Employee was entitled before the Closing Date to credit for such service under any similar benefit plan of the Company and its Subsidiaries in which such employee participated or was eligible to participate immediately prior to the Closing Date and shall also be credited with and carry-over all vacation accrual earned while employed by the Company, its Subsidiaries or their predecessors; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or the accrual of benefits under a defined benefit pension plan with respect to such employee.  In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate without any waiting time, in any and all Acquirer Plans to the extent coverage under such Acquirer Plans is comparable to any benefit plan of the Company or its

Subsidiaries in which the employee participated immediately before the Closing Date and (ii) Acquirer shall cause (A) to be waived all pre‑existing condition exclusion and actively‑at‑work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Acquirer Plans to the extent waived or satisfied by an employee under any benefit plan of the Company or its Affiliates as of the Closing Date, and (B) any covered expenses incurred on or before the Closing Date by any Company employee (or covered dependent thereof) to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out‑of‑pocket provisions after the Closing Date under any applicable Acquirer Plan.

(c)Nothing in this Section 6.10 shall be construed to confer on any Person (including current and former employees or and other service providers to the Company), other than the parties hereto, their successors and permitted assigns, any benefit under or right to enforce the provisions of this Section 6.10, including any right to employment or continued employment for any period of time or any right to a particular term or condition of employment, (ii) be construed as an amendment, waiver or creation of any benefit plan, (iii) be construed to mean the employment of the Continuing Employees is not terminable by Acquirer at will at any time, with or without cause, for any reason or no reason.

(d)From time to time between the Agreement Date and the Closing Date, Acquirer shall notify the Company as to the employees of the Company who have received Qualifying Offers of Employment.  No later than two days prior to the Closing, Acquirer shall notify the Company in writing as to the employees of the Company who have received and accepted Qualifying Offers of Employment as of such date.

6.11.Termination of Benefit Plans

.  Effective as of the day immediately preceding the Closing Date, the Company and each Subsidiary shall terminate the Company Option Plan and any Company Employee Plans that includes a Section 401(k) arrangement.  The Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof.  The Company and each Subsidiary also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require.  In the event that termination of any Company Employee Plan that is intended to include a Section 401(k) arrangement would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company and each Subsidiary shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.  Acquirer shall take any action necessary to ensure that, effective immediately following the Closing, each Continuing Employee shall be permitted to rollover his or her entire account balance from the Company Employee Plan that is intended to include a Section 401(k) arrangement (including an in-kind rollover of the portion of such balance that is attributable to outstanding participant loans) to the benefit plan of Acquirer or its Affiliate that is intended to include a Section 401(k) arrangement under which employees of Acquirer are eligible to participate.

6.12.Financial Statements.

(a)During the period beginning on the Agreement Date and ending on the earlier of the termination of this Agreement and the Closing Date, the Company shall prepare and deliver to Acquirer an unaudited consolidated monthly income statement and balance sheet for each month (beginning with the month ended October 31, 2016) no later than the 25th day of the subsequent month.

(b)The Group Financial Statements (i) will be derived from and in accordance with the books and records of the Company and the Subsidiaries, (ii) will fairly and accurately present in all material respects the consolidated financial condition of the Company and the Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the

Subsidiaries for the periods therein specified and (iii) will be prepared in accordance with GAAP, except for the absence of footnotes, applied on a consistent basis throughout the periods involved.

6.13.Certain Closing Certificates and Documents

.  The Company shall prepare and deliver to Acquirer and the Stockholders’ Agent a draft of each of the Company Closing Financial Certificate, the Company Bonus Certificate and the Spreadsheet not later than five days prior to the Closing Date and a final version of the Company Closing Financial Certificate, the Company Bonus Certificate and the Spreadsheet to Acquirer not later than two days prior to the Closing Date.  In the event that Acquirer or the Stockholders’ Agent notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate, Company Bonus Certificate and/or the Spreadsheet, Acquirer, the Company and the Stockholders’ Agent shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 6.13.  Without limiting the foregoing or Section 6.7, the Company shall provide to Acquirer and the Stockholders’ Agent, together with the Company Closing Financial Certificate, the Company Bonus Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer and the Stockholders’ Agent to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate, the Company Bonus Certificate and the Spreadsheet.

6.14.Tax Matters.

(a)Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company and its Subsidiaries shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to, and the Company agrees to cause each Subsidiary to, retain all books and records with respect to Tax matters pertinent to the Company or any Subsidiary relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b)The parties further agree, upon request, to use their (and to cause their Affiliates to use their) reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c)Acquirer and the Company intend that the cash payable to the holders of Company Capital Stock pursuant to Section 2.3(a)(i) will be treated as received in exchange for the applicable holder’s Company Capital Stock, and agree to report such payments for income Tax purposes as consideration for such holder’s Company Capital Stock.

(d)Following the Closing Date, Acquirer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries with respect to or that include taxable periods or portions thereof ending on or prior to the Closing Date (“Pre-Closing Tax Periods”) which are first due after the Closing Date (taking into account permissible extensions) and that have not been filed on or prior to the Closing Date.  Such Tax Returns shall be prepared consistent with the past practices of the Company and the Subsidiaries except as required by Applicable Law.  Acquirer shall submit each such Tax Return to the Stockholders’ Agent no less than 30 Business Days (or, in the case of a Tax Return other than an income Tax Return, seven Business Days) prior to the due date thereof.  Prior to filing any such Tax Return, Acquirer shall reasonably consider any comments made in writing by the

Stockholders’ Agent within 20 Business Days following receipt thereof (or, in the case of a Tax Return other than an income Tax Return, within four Business Days following receipt thereof).  If Acquirer does not accept any given comment of the Stockholders’ Agent with respect to a Tax Return, Acquirer and Stockholders’ Agent shall attempt to negotiate an agreeable resolution for up to five Business Days thereafter.  If Acquirer and Stockholders’ Agent are unable to resolve any given dispute concerning the Tax Return within such period, the dispute shall be submitted to the Reviewing Accountant.  The parties shall cooperate with any requests for information made by the Reviewing Accountant.  The Reviewing Accountant shall only make a determination of the issues in dispute and shall render its decision as soon as practicable.  Such decision of the Reviewing Accountant shall be final and binding on the parties.  The costs and expenses of the Reviewing Accountant shall be borne 50% by Acquirer and 50% by the Company Securityholders.  If during the process of resolving a dispute concerning a Tax Return such Tax Return becomes due (taking into account valid extensions, which shall be obtained if available), then Acquirer may file such Tax Return or cause such Tax Return to be filed reflecting any changes that were agreed upon prior to filing.  If as a result of the resolution of the dispute it is determined that such Tax Return should have been prepared differently, such Tax Return shall be amended and refiled accordingly.  Acquirer shall not, and shall not cause or permit the Company or any of its Subsidiaries to, (i) make (except in connection with a Tax Return prepared in accordance with this Section 6.14(d)), change or revoke any Tax election of the Company or any Subsidiary for a Pre-Closing Tax Period that has any effect on Pre-Closing Taxes, (ii) amend, file (except in connection with a Tax Return prepared in accordance with this Section 6.14(d)) or re-file any Tax Return of the Company or any Subsidiary for any Pre-Closing Tax Period except as Acquirer reasonably determines to be necessary to comply with Applicable Law or (iii) enter into any voluntary disclosure or compliance procedures with any Governmental Authority with respect to any Pre-Closing Tax Period, in each case without the prior written consent of the Stockholders’ Agent (not to be unreasonably withheld, conditioned or delayed) unless such action would not result in an indemnification obligation pursuant to this Agreement or otherwise impose any Liability, cost or expense on any Company Securityholder; provided, that if Acquirer or any of its Affiliates (including the Surviving Corporation or any Subsidiary) makes, changes or revokes any Tax election (or causes or permits such) (other than pursuant to an election or change or revocation of an election, in each case that is necessary to comply with Applicable Law) that increases Pre-Closing Taxes, no indemnification or payment obligation with respect to such increase in such Pre-Closing Taxes shall be considered to arise or be required pursuant to this Agreement.

(e)For federal income Tax purposes, the taxable year of the Company shall end as of the close of business on the Closing Date and the Company shall join the federal consolidated income Tax group of which Acquirer is the parent beginning on the day following the Closing Date.  If the Company or any Subsidiary is permitted but not required under Tax Applicable Law to treat the Closing Date as the last day of a taxable period, then the parties shall elect with the relevant Governmental Authority to, or otherwise treat that day as , the last day of a taxable period.

(f)None of Acquirer or any of its Affiliates (including the Company or any of its Subsidiaries) shall (i) file or permit or cause to be filed any election under Section 338 or 336 of the Code (or comparable provision of other Applicable Law) with respect to the Merger, or (ii) except as contemplated by this Agreement, make or cause to be made any extraordinary transactions or events on the Closing Date after the Closing with respect to the Company or any Subsidiary that would result in any increased liability with respect to Taxes for which any Company Securityholder would be responsible (through payment, indemnification or otherwise).  Any Tax refunds (and interest, if any, received thereon) of Pre-Closing Taxes that are received or otherwise realized through a reduction in cash Taxes payable by Acquirer, its Affiliates, the Company or any Subsidiary after the Closing Date shall be for the account of the Company Securityholders, and Acquirer shall pay or cause to be paid over to the Stockholders’ Agent any such Tax refund (and any interest received with respect thereto), net of any Taxes or other reasonable expenses incurred by Acquirer as a result of the receipt of such Tax Refund, within 30 days after receipt or benefit thereof; provided, that Company Securityholders shall not be entitled to any Tax refunds that are attributable to (x) Taxes not paid by the Company Securityholders or, prior to the Closing, by the Company or any Subsidiary, (y) amounts taken into account as an asset in the calculation of the Company Net Working Capital as finally determined pursuant to Section 2.6, or (z) the carryback of net operating losses or other Tax attributes from a Taxable period after the Closing Date.  The parties agree that Tax deductions, losses and credits associated with payments made with respect to Company Debt, Transaction Expenses, the Carve-Out Amount, the Additional Transaction Bonuses and the Non-Continuing Performance Bonus shall be allocated to a Taxable period or portion thereof ending on or before the Closing Date to the extent permitted by Applicable Law and shall file all Tax Returns consistently therewith.

6.15. 280G Stockholder Approval

.  Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 6.15.

6.16.Debt Financing and Letters of Credit.

(a)The Company shall, and shall cause each of the Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, provide to Acquirer such cooperation and assistance, as may be reasonably requested by Acquirer in connection with the Debt Financing, which commercially reasonable efforts shall include:

(i)executing any joinders or related documentation reasonably required by the Lender in connection with the Debt Financing; provided, that such joinders and related documentation shall be contingent upon the Effective Time;

(ii)reasonably cooperating with requests for due diligence from Acquirer or the Lender;

(iii)facilitate the pledging of collateral of the assets of the Company or the Subsidiaries (including assisting with the execution, preparation and delivery of original stock certificates (or local equivalents) and other certificated securities of the Company or the Subsidiaries that are pledged under the Debt Financing and original stock powers executed in blank (or local equivalents) to the Lender (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date) and taking reasonable steps necessary to permit the Lender to evaluate the assets and cash management and accounting systems for purposes of establishing collateral arrangements to the extent customary and not unreasonably interfering with the Business; provided, that no pledge shall be effective until the Closing and the delivery of any such original stock certificates and other certificated securities and original stock powers shall be delivered in escrow pending release at Closing;

(iv)furnishing Acquirer and the Lender promptly, and in any event at least five Business Days prior to the Closing Date, with all documentation and other information required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(v)taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Acquirer to permit the consummation of the Debt Financing; provided, that neither the Board nor any board of directors or governing body of any Subsidiary shall be required to enter into any resolutions or take similar action approving the Debt Financing; and

(vi)assist with the preparation of and providing information necessary for completion of the schedules to, and cooperating with (and not impeding) the execution of, any pledge and security documents and other definitive financing documents (which such documentation to be effective with and subject to the occurrence of the Closing), including an executed solvency and/or other financial certificate of the Chief Financial Officer of the Company and/or Operating Subsidiary and other secretary’s certificates, perfection certificates, closing certificates, notices, customary evidence of property and liability insurance of the Company and the Subsidiaries with customary endorsements in favor of the Financing Sources, and other documentation that customarily required for the closing of a financing such as the Debt Financing.

(b)Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 6.16 shall require the Company, any of its Subsidiaries or any of their respective Representatives, as applicable, to incur any expenses or fees, including any commitment or other fees with respect to the Debt Financing that are not contingent upon the Effective Time or incur any Liability or give any indemnities with respect to the Debt Financing that are not contingent upon the Effective Time (except to the extent Acquirer promptly provides the funding to the Company, such Subsidiary or such Representatives or, in the case of Liabilities or indemnities to be incurred or agreed by the Company, a Subsidiary or a Representative, agrees to indemnify the Company, such Subsidiary or such Representative against the same).  Acquirer shall, and hereby agrees to, indemnify and hold harmless the Company, the Subsidiaries and their respective Representatives from and against any and all Liabilities actually suffered or incurred by them in connection with the arrangement of the Debt Financing, except with respect to (i) any information provided by the Company, any of the Subsidiaries or any of their respective Representatives or (ii) the fraud of any such Person.

(c)Acquirer shall keep the Company reasonably apprised of the Debt Financing.  From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Acquirer agrees that, without the prior consent of the Company and the Stockholders’ Agent, it shall not amend the Commitment Letter in any manner which would materially adversely affect Acquirer’s ability to consummate the transactions contemplated by this Agreement.  If the Commitment Letter shall expire or terminate for any reason prior to the Mandatory Closing Date, Acquirer shall use commercially reasonable efforts to obtain alternative debt financing from alternative sources in an amount sufficient to consummate the Merger and the transactions contemplated hereby on terms not materially less favorable to Acquirer than those set forth in the Commitment Letter as originally issued.  In such an event, the term “Debt Financing” as used in this Agreement shall be deemed to include such alternative debt financing and the term “Commitment Letter” as used in this Agreement shall be deemed to include such alternative debt commitment letter.

(d)At or prior to the Closing, Acquirer shall cash collateralize the letters of credit issued by Comerica Bank in favor of the Company’s landlords for the properties leased by the Company and the Subsidiaries at the Specified Addresses.

6.17.Director and Officer Indemnification.

(a)Acquirer and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of any of the present and former directors and officers of the Company and the Subsidiaries determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”), as provided (but only to the extent provided and without expansion of the rights or Persons or capacities covered therein) in indemnification agreements with the Company or any Subsidiary in effect on the Agreement Date or the certificate of incorporation or bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), shall survive the Merger and shall continue in full force and effect.  Acquirer shall, and shall cause the Surviving Corporation to, indemnify, hold harmless and advance expenses to each Company Indemnified Party with respect to all acts or omissions of such Company Indemnified Party occurring at or prior to the Effective Time to the fullest extent required by the Company Indemnification Provisions; provided, that if any Company Indemnification Provisions is amended or modified with the consent of Acquirer after the Agreement Date and prior to the Closing Date, then such document as in effect on the Closing Date shall be the applicable document for purposes of this Section 6.17(a).  Notwithstanding the foregoing, Acquirer’s and the Surviving Corporation’s obligations under this Section 6.17(a) shall not apply to any claim based on a claim for indemnification made by an Indemnified Person pursuant to Article X.

(b)Prior to the Effective Time, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company and the Subsidiaries as of the Agreement Date.  Acquirer shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.

(c)This Section 6.17 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective successors and heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Surviving Corporation, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 6.17 without the written consent of such affected Company Indemnified Party; provided, that recourse shall first be against the Tail Insurance Coverage to the extent recovery is available thereunder before recovery against Acquirer shall take place.

Article VII
Conditions to the Merger

7.1.Conditions to Obligations of Each Party to Effect the Merger

.  The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a)Company Stockholder Approval.  The Company Stockholder Approval shall have been duly and validly obtained and shall be in full force and effect at the time of the Closing.

(b)Illegality.  No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

7.2.Additional Conditions to Obligations of the Company

.  The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants.  The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates); provided that this Section 7.2(a) shall not apply to any representations relating to any Antitrust Investigation or Antitrust Restraint.  Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b)Receipt of Closing Deliveries.  The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 2.2(a).

7.3.Additional Conditions to the Obligations of Acquirer

.  The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants.  The representations and warranties made by the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates).  The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b)Receipt of Closing Deliveries.  Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 2.2(b).

(c) No Legal Proceedings.  No Governmental Entity or other Person shall have commenced or threatened to commence any Legal Proceeding which seeks to enjoin, restrict, prohibit or materially delay the consummation of the Merger or the other Transactions that independent counsel has advised has a reasonable likelihood of success.

(d)No Material Adverse Effect.  There shall not have occurred a Material Adverse Effect with respect to the Company and the Subsidiaries, taken as a whole.

(e)Employees.  No fewer than 85%, excluding the Key Employees, of the employees of the Company and the Subsidiaries, taken as a whole, who have received Qualifying Offers of Employment from Acquirer or the Surviving Corporation shall have remained continuously employed with the Company or a Subsidiary from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter, which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any such Offer Letter.

(f)Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 6.15.

Article VIII
Governmental Entity and Antitrust Provisions

8.1.Pre-Closing Cooperation

.  In furtherance of Section 6.4, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, each of Acquirer and the Company shall, and shall cause their respective Representatives to:  (a) give each other reasonable and prompt advance notice of all meetings with any Governmental Entity relating to the Transactions; (b) give each other an opportunity to participate in each of such meetings; (c) keep each other reasonably and promptly apprised with respect to any material oral communications with any Governmental Entity regarding the Transactions; (d) consult and cooperate with the other party in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity; (e) promptly provide each other with advance copies of all written material communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Transactions and provide the other party with the opportunity to provide input on (and consider in good faith the other party’s view with respect to) such communications; and (f) provide each other (or counsel, as appropriate) with copies of all material written communications from any Governmental Entity relating to the Transactions.  Any such disclosures, rights to participate or provisions of information contained herein may be made on a counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential business information.  Notwithstanding the foregoing, Acquirer shall be under no obligation under this Agreement to make proposals, enter into agreements or consent decrees or submit to orders which constitute an Antitrust Restraint.

8.2.Mandatory Closing Date Termination Rights.

(a)Termination Due to Antitrust Investigation.  If (i) an Antitrust Investigation has been commenced prior to the Mandatory Closing Date or (ii) as of the Mandatory Closing Date, the condition set forth in Section 7.1(b) is unsatisfied as a result of an Order relating to antitrust laws, Acquirer shall have the right to terminate this Agreement on the Mandatory Closing Date by delivering written notice of such termination to the Company on the Mandatory Closing Date, and the Company shall be entitled to the Fee Escrow Amount as a termination fee, which termination fee shall constitute liquidated damages.  For the avoidance of doubt, if an Antitrust Investigation has been commenced prior to the Mandatory Closing Date, and Acquirer terminates the Agreement for any reason (including, the failure to satisfy any of the conditions set forth in Section 7.1 or 7.3), then the Company shall be entitled to the Fee Escrow Amount as a termination fee, as liquidated damages.

(b)Termination Due to Failure to Satisfy Other Closing Conditions.  If no Antitrust Investigation has been commenced prior to the Mandatory Closing Date, but one or more of the closing conditions set forth in Section 7.1 or 7.3 is not satisfied as of the Mandatory Closing Date, then Acquirer shall have the right to terminate this Agreement on the Mandatory Closing Date and shall be entitled to the Fee Escrow Amount; provided, that if the only unsatisfied condition to Closing is the condition set forth in Section 7.1(b) due to the existence of an Order relating to antitrust laws, then the Company shall be entitled to the Fee Escrow Amount as a termination fee, which termination fee will constitute liquidated damages.

(c)Release of Fee Escrow Amount.  If, as of the Mandatory Closing Date, the Closing shall not have occurred, Acquirer and the Company shall deliver joint written instructions to the Escrow Agent to release the Fee Escrow Amount to Acquirer or the Company as provided in Section 8.2(a) and 8.2(b), as applicable.  Such joint written instructions shall be promptly delivered to the Escrow Agent but in no event later than one Business Day after the Mandatory Closing Date.

8.3.Special Escrow Fund

.  From and after the Closing, the following terms shall apply to the Special Escrow Fund.

(a)If no Antitrust Investigation has been commenced prior to the 60th calendar day after the Closing Date, then the Converting Holders shall be entitled to the Special Escrow Fund and Acquirer and the Stockholders’ Agent shall deliver joint written instructions to the Escrow Agent to release the Special Escrow Fund to the Converting Holders on a pro rata basis in accordance with their Pro Rata Shares no later than five Business Days after such 60th calendar day.

(b)If an Antitrust Investigation has been commenced prior to the 60th calendar day after the Closing Date (including any Antitrust Investigation which is commenced prior to the Closing), the Special Escrow Fund shall be disbursed in accordance with Section 8.4.

8.4.Defense of Antitrust Investigation

.  If the Merger is consummated, and an Antitrust Investigation is commenced prior to the 60th calendar day after the Closing Date (including any Antitrust Investigation which is commenced prior to the Closing), then the following shall apply.

(a)Control of Defense and Cooperation.

(i)Acquirer shall undertake, conduct and control, through counsel of its own choosing, the settlement or defense the Antitrust Investigation, and the Stockholders’ Agent, through counsel of its own choosing, shall cooperate with it in connection therewith and shall be entitled to participate in the defense thereof.  Acquirer and Stockholders’ Agent shall work in good faith and undertake commercially reasonable efforts to resolve the Antitrust Investigation without the imposition of any Antitrust Restraint.

(ii)In connection with and without limiting Section 8.4(a)(i), in the period beginning on the Agreement Date and ending at the Closing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, Acquirer and the Stockholders’ Agent each agrees to (A) give each other reasonable and prompt advance notice of all meetings with any Governmental Entity relating to the Antitrust Investigation, (B) give each other an opportunity to participate in each of such meetings, (C) keep each other reasonably and promptly apprised with respect to any material oral communications with any Governmental Entity regarding the Antitrust Investigation, (D) consult and cooperate with the other party in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Antitrust Investigation, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity, (E) promptly provide each other with advance copies of all written material communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Antitrust Investigation and provide the other party with the opportunity to provide input on (and consider in good faith the other party’s view with respect to) such communications and (F) provide each other (or counsel, as appropriate) with copies of all material written communications from any Governmental Entity relating to the Antitrust Investigation.  Any such disclosures, rights to participate or provisions of information contained herein may be made on a counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential business information.

(iii)Notwithstanding the foregoing, Acquirer shall be under no obligation under this Agreement to make proposals, enter into agreements or consent decrees or submit to orders which constitute an Antitrust Restraint.

(b)Access to Special Escrow Fund for Defense Costs.

(i)Acquirer shall be entitled to be reimbursed from the Special Escrow Fund an amount equal to 50% of Acquirer’s reasonable attorneys’ fees, expert fees and other similar costs incurred in defending the Antitrust Investigation.

(ii)The Stockholders’ Agent shall be entitled to be reimbursed from the Special Escrow Fund an amount equal 50% of the Stockholders’ Agent reasonable attorneys' fees, expert fees and other similar costs incurred in participating in the defense of the Antitrust Investigation.

(iii)To the extent Acquirer or the Stockholders’ Agent seeks reimbursement pursuant to Section 8.4(b)(i) or 8.4(b)(ii), respectively, Acquirer and Stockholders’ Agent shall promptly deliver written instruction to the Escrow Agent (together with receipts evidencing the fees and costs that are to be reimbursed), instructing the Escrow Agent to release from the Special Escrow Fund, an amount equal to reimbursement amount being sought by Acquirer or the Stockholders’ Agent, as applicable; provided, that (A) such joint written instructions shall be submitted to the Escrow Agent within five Business Days after a request for reimbursement by Acquirer or Stockholders’ Agent, as applicable, and (B) such reimbursement shall be subject to the limitations set forth in Sections 8.4(b)(i) and 8.4(b)(ii), as applicable.

(c)Resolution of Antitrust Investigation.

(i)If an Antitrust Restraint is imposed, then Acquirer shall be entitled to (A) the Special Escrow Fund (after taking into account the reimbursement of the fees and expenses incurred by Acquirer and the Stockholders’ Agent prior to the resolution of the Antitrust Investigation in accordance with Section 8.4(b)), and (B) offset an amount equal to the lesser of (x) $5 million of the Acquirer Promissory Notes and (y) the then outstanding balance of the Acquirer Promissory Notes.  Any offset against the Acquirer Promissory Notes shall reduce the amount of indebtedness under each Converting Holder’s Tranche 1 Promissory Note by the same amount as such Converting Holder’s Tranche 2 Promissory Note.  The Special Escrow Fund, together with the offset of the Acquirer Promissory Notes as provided in this Section 8.4(c)(i), shall constitute liquidated damages.

(ii)If the Antitrust Investigation is resolved without the imposition of an Antitrust Restraint, the Converting Holders (on a pro rata basis in accordance with their respective Pro Rata Shares) shall be entitled to the Special Escrow Fund, after taking into account the reimbursement of the fees and expenses incurred by Acquirer and the Stockholders’ Agent prior to the resolution of the Antitrust Investigation in accordance with Section 8.4(b).

(iii)Upon resolution of the Antitrust Investigation, Acquirer and the Stockholders’ Agent shall deliver joint written instructions to the Escrow Agent to release the Special Escrow Fund as provided in Section 8.4(c)(i) or 8.4(c)(ii), as applicable, no later than five Business Days after such resolution.

(iv)An Antitrust Investigation will be deemed “resolved” upon (A) in case of an investigation by a Governmental Entity, written or oral notification by or on behalf of such Governmental Entity that the investigation has been closed with no further action intended at that time, or (B) in case of a legal action brought by a Governmental Entity and pending before a court or administrative body, issuance of a final, non-appealable order terminating the action, in each case, without resulting in any Antitrust Restraint.

Article IX
Termination

9.1.Automatic Termination

.  Whether before or after Company Stockholder Approval is obtained, this Agreement shall automatically terminate and the Merger automatically abandoned at 5:00 p.m. on the Mandatory Closing Date if the Closing shall not have occurred by such time and date, and upon such automatic termination of the Agreement, the Acquirer or the Company shall be entitled to the Escrow Fee Amount to the extent provided in Section 8.2(a) or 8.2(b), as applicable.

9.2.Discretionary Terminations

.  At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a)by Acquirer pursuant to Section 8.2(a) or 8.2(b), in which case the Escrow Fee Amount shall be released to the Company or Acquirer as provided in such sections;

(b)by mutual written consent duly authorized by Acquirer and the Company, in which case, the Escrow Fee Amount shall be released to Acquirer; or

(c)by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable; provided, that if Acquirer is terminating this Agreement pursuant to this Section 9.2(c) as a result of an Order relating to antitrust laws, the Escrow Fee Amount shall be released to the Company in accordance with the terms of Section 8.2.

To the extent this Agreement is terminated pursuant to Section 9.2(b) or 9.2(c), the Company and Acquirer shall deliver joint written instructions to the Escrow Agent no later than one Business Day after the notice of termination pursuant thereto has been delivered to release the Escrow Fee Amount to the Company or Acquirer as provided in such sections.

9.3.Effect of Termination

.  In the event of termination of this Agreement as provided in Section 9.1 and Section 9.2, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company, any Subsidiary or their respective officers, directors, stockholders, Affiliates or Representatives; provided, that (a) Section 6.3 (Confidentiality; Public Disclosure), Section 6.9 (Expenses; Company Debt), Section 8.2 (Mandatory Closing Date Termination Rights), Section 9.1 (Automatic Termination), Section 9.2 (Discretionary Termination), this Section 9.3 (Effect of Termination), Article XIII (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of, such party herein.

Article X
Indemnification

10.1.Indemnification

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(a)Subject to the limitations set forth in this Article X, from and after the Closing, each Converting Holder shall severally but not jointly (each in accordance with their Pro Rata Share) indemnify and hold harmless Acquirer and the Surviving Corporation and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, Liabilities, damages, claims, fees, Taxes, Reduction in Value, interest, costs and out‑of‑pocket expenses, including but not limited to reasonable attorneys’ fees and disbursements (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i)any failure of any representation or warranty made by the Company in this Agreement to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii)any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) delivered to Acquirer at or prior to Closing pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;

(iii)any breach of any of the covenants contained in this Agreement which are to be performed by the Company prior to the Effective Time;

(iv)any inaccuracies in the Spreadsheet;

(v)any payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 2.3(a)(i) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any appraisal rights or dissenters’ rights;

(vi)any claims by (A) any current or former holder of any Equity Interests of the Company or any Subsidiary arising out of, resulting from or in connection with (A) the Transactions or this Agreement, including the allocation of the Estimated Merger Consideration, Merger Consideration or any portion thereof, (B) the cancellation of Company Options, (C) such Person’s status as a holder of Equity Interests of the Company or any Subsidiary at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (D) any Person to the effect that such Person is entitled to any Equity Interest of the Company or any Subsidiary or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet, (E) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests, or (F) the Company Indemnified Parties, for indemnification pursuant to Section 6.17;

(vii)any Pre-Closing Taxes to the extent not taken into account in calculating the Company Net Working Capital as finally determined pursuant to Section 2.6; and

(viii)any fraud of the Company, the Operating Subsidiary or such Converting Holder.

(b)Materiality standards and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.

(c)Notwithstanding anything to the contrary set forth herein but subject to the terms and limitations set forth in Article X, Acquirer shall have the right, on its own behalf or on behalf of any other Indemnified Person, to set off all or a portion of the amount of any Indemnifiable Damages determined in accordance with this Article X by reducing the amount of indebtedness (including any interest accrued thereon) then outstanding pursuant to the Acquirer Promissory Notes by the amount of such Indemnifiable Damages (the “Set-Off Right”).  The Set-Off Right shall be implemented in a manner that (i) reduces the aggregate indebtedness owed to each Converting Holder by an amount equal to such Converting Holder’s Pro Rata Share of such Indemnifiable Damages, and (ii) reduces the amount of indebtedness under each Converting Holder’s Tranche 1 Promissory Note by the same amount as such Converting Holder’s Tranche 2 Promissory Note.  The Set-Off Right shall be in addition to, and not a replacement for, any additional remedies that Acquirer may have with respect to Special Claims; provided, that the Set-Off Right shall be Indemnified Person’s first remedy for Indemnifiable Damages (other than in the case of fraud by a Converting Holder, in which case Acquirer may pursue all available remedies against such Converting Holder.

10.2.Indemnifiable Damage Threshold; Other Limitations

.

(a)Notwithstanding anything to the contrary contained herein,

(i)no Indemnified Person shall have a right to indemnification for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i), (ii) or (iii) of Section 10.1(a) unless and until the Indemnified Persons have incurred Indemnifiable Damages in an aggregate amount greater than $300,000 (the “Basket”) with respect thereto, in which case the Indemnified Person shall be indemnified and held harmless with respect to such Indemnifiable Damages (including the amount of the Basket);

(ii)the Set-Off Right shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Holder under this Agreement for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in Sections 10.1(a)(i), 10.1(a)(ii) and 10.1(a)(iii); provided, that the limitations set forth in this Section 10.2(a) shall not apply to claims arising out of, resulting from or in connection with (A) a breach of any of the Company Special Representations, or (B) a claim for indemnification pursuant to Sections 10.1(a)(iv), 10.1(a)(v), 10.1(a)(vi), 10.1(a)(vii), or 10.1(a)(viii) (a claim described in this clause (B) is referred to herein as a “Special Claim”); provided, further, that the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter, subject to any limitations expressly set forth therein) any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance; and

(iii)no Indemnified Person shall have a right to indemnification for Indemnification Damages arising out of, resulting from or in connection with any Antitrust Investigation or Antitrust Restraint.  The parties intend that the sole remedies of Acquirer and the other Indemnified Persons with respect to any Antitrust Investigation or Antitrust Restraint shall be as set forth in Article VIII and Article IX.

(b)In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with (i) the failure of any of the Company Special Representations to be true and correct as aforesaid or (ii) a Special Claim, each Converting Holder shall have Liability for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom, after exhausting the Set-Off Right in full.  Notwithstanding anything to the contrary contained herein, (A) the total Liability of a Converting Holder for Indemnifiable Damages for breaches of the Company Special Representations and Special Claims (not including Acquirer’s exercise of the Set-Off Right) (such Converting Holder’s “Special Claims Cap”) shall not exceed the sum of the aggregate amount of cash paid to such Converting Holder pursuant to the first sentence of Section 2.3(a)(i) and the amount of cash, if any, paid to such Converting Holder pursuant to Section 2.6(f) or Section 2.6(g), as applicable, and pursuant to Section 8.4(c)(ii), and (ii) any limitation of Liability in this Section 10.2(b) shall not apply in the case of fraud of the Company, the Operating Subsidiary or such Converting Holder.

(c)Notwithstanding anything to the contrary contained herein:

(i)none of the Indemnified Persons shall have any right or entitlement to indemnification from any Converting Holder for any Indemnifiable Damages relating to any matter arising under the provisions of this Agreement to the extent that any such Indemnified Person or its successors and assigns had already recovered or otherwise has been reimbursed with respect to the same dollars of Indemnifiable Damages pursuant to any other provisions of this Agreement;

(ii)no Converting Holder shall have Liability in excess of such Converting Holder’s Special Claims Cap for the breach of any representation or covenant of another Converting Holder (in such other Converting Holder’s capacity as a Converting Holder and not, if applicable, in such other Converting Holder’s capacity as an officer or director of the Company) or the fraud of any other Converting Holder (in such other Converting Holder’s capacity as a Converting Holder and not, if applicable, in such other Converting Holder’s capacity as an officer or director of the Company);

(iii)the Indemnified Persons shall not be entitled to indemnification under this Agreement with respect to any Indemnifiable Damages to the extent that such Indemnifiable Damages have been taken into account in calculating the Final Merger Consideration;

(iv)in no event shall Indemnifiable Damages include any punitive damages, lost profits, or special, consequential or incidental damages unless such damages (A) were paid to a third party (in the case of punitive, special, consequential or incidental damages), or (B) were a natural and reasonably foreseeable consequence of the facts and circumstances giving rise to indemnification hereunder (in the case of lost profits, or special, consequential or incidental damages);

(v)in no event shall Indemnifiable Damages include any limitation on or diminution of any net operating loss or other Tax attribute or any Taxes imposed on the Company or any Subsidiary with respect to any taxable period or portion thereof beginning after the Closing Date;

(vi)no information or knowledge obtained by Acquirer in the course of its due diligence investigation of the Company and the Subsidiaries shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein; and

(vii)in no event shall Indemnifiable Damages include any loss, damages, Liabilities or claims arising out of, resulting from, or in connection with the failure of or breach by Acquirer, Surviving Corporation or any of their respective subsidiaries to comply with the terms of the settlement agreement relating to the IBM Audit (as defined in the Company Disclosure letter) occurring after the Effective Time.

(d)All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the end of the Claims Period under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person.

10.3.Claims Periods

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(a)Except as otherwise provided in this Section 10.3, the period (the “Claims Period”) during which claims for indemnification may be made by the Indemnified Persons pursuant to this Article X shall be as follows:

(i)the Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in Section 10.1(a)(i), 10.1(a)(ii) or 10.1(a)(iii) shall commence after the Closing Date and terminate at 11:59 p.m. Eastern time on the Base Survival Date; provided, that the Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in in Section 10.1(a)(i), 10.1(a)(ii) or 10.1(a)(iii) with respect to any of the Company Special Representations shall commence after the Closing Date and terminate at 11:59 p.m. Eastern time on the third anniversary of the Closing Date; and

(ii)the Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with any of the Special Claims shall commence after the Closing Date and terminate at 11:59 p.m. Eastern time on the third anniversary of the Closing Date.

(b)Notwithstanding anything to the contrary herein, the time limitations set forth in this Section 10.3 shall not apply to any claim for Indemnifiable Damages arising out of, or resulting from, or in connection with fraud.

10.4.Exclusive Remedy

.  From and after the Closing, the remedies in this Article X shall be the exclusive remedies of the Acquirer and the other Indemnified Persons with respect to any and all matters arising under this Agreement and the transactions contemplated hereby, except for the remedies of specific performance, injunction and other non-monetary equitable relief; provided, that none of the Indemnified Persons shall be deemed to have waived any rights, claims, causes of action or remedies if and to the extent such rights, claims, causes of action or remedies are based on fraud (it being understood that nothing in this Agreement shall limit a claim based on fraud).  This Article X shall not limit the rights of the Converting Holders, the Stockholders’ Agent or any of their respective Affiliates from pursuing any claim or other Legal Proceeding against the Acquirer and its Affiliates (which shall include the Surviving Corporation) from any breach of this Agreement or any Transaction Document.

10.5.Claims.

(a)Any Indemnified Person may, within the Claims Periods provided in Section 10.3 deliver to the Stockholders’ Agent  one or more certificates (each, a “Claim Certificate”):

(i)stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);

(ii)stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party);

(iii)specifying in reasonable detail (based upon the information then possessed such Indemnified Person) the individual items of such Indemnifiable Damages included in the amount so stated and the facts giving rise to such Indemnifiable Damages; and

(iv)a reference to the provision of this Agreement upon which the claims under the Claim Certificate are based and all material documentation relevant to the claims described in the Claim Certificate.

(b)Such Claim Certificate (i) need only specify such information to the Knowledge of such Indemnified Person as of the date thereof with respect to the claim set forth in the Claim Certificate, and (ii) may be amended or supplemented with information relating to specifically to such claim with information and facts which are discovered after the date thereof, so long as the delivery of the original Claim Certificate is made prior to the expiration of the applicable Claims Period and such supplemental information relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided, that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any amendment or supplement thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of the applicable Claims Period.  No delay in providing such Claim Certificate prior to the expiration of the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Converting Holder or the Stockholders’ Agent, as applicable, are materially prejudiced thereby.

10.6.Resolution of Objections of Non-Third Party Claims.

(a)A Converting Holder (acting through Stockholders’ Agent) shall have 30 days after the giving of any proper Claim Certificate pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Certificate and Acquirer shall be entitled to exercise the Set-Off Right in accordance with Section 10.1(c) with respect to such amount, or (ii) provide such Indemnified Person with written notice that it disagrees with the existence of a claim of indemnification hereunder or the amount or method of determination for Indemnifiable Damages set forth in the Claim Certificate.

(b)If the Stockholders’ Agent does not contest (on behalf of an Indemnifying Person), by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then Acquirer shall be entitled to exercise the Set-Off Right in accordance with Section 10.1(c) with respect to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.  If the Stockholders’ Agent objects in writing to any claim or claims made by an Indemnified Person in any Claim Certificate within the 30-day period set forth in Section 10.6(a), the Stockholders’ Agent and the Indemnified Person shall attempt in good faith for 60 days after receipt of such written objection to resolve such objection.  If the Stockholders’ Agent and the Indemnified Person shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both the Stockholders’ Agent and the Indemnified Person.  Acquirer, on behalf of the Indemnified Person, shall be entitled to reply such memorandum and exercise the Set-Off Right in accordance with Section 10.1(c) and the terms of such memorandum, in the amount set forth in such memorandum.

(c)If no such agreement can be reached during the 60-day period (or such longer period as the Stockholders’ Agent and Indemnified Person may mutually agree) for good faith negotiation set forth in Section 10.6(b), but in any event upon the expiration of such 60-day period (or such longer period as the Stockholders’ Agent and Indemnified Person may mutually agree), the Stockholders’ Agent may bring an arbitration in accordance with the terms of Section 13.11 to resolve the matter; provided, that any decision in respect of any Indemnifiable Damages of any Claim Certificate submitted to arbitration shall by subject to the limitations set forth in this Article X.  The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Indemnified Persons, and the Acquirer, on behalf of the Indemnified Persons, shall be entitled to act in accordance with such decision and to the extent provided in such decision, exercise the Set-Off Right in accordance therewith, in each case subject to the limitations set forth in this Article X.

(d)Judgment upon any determination of an arbitrator may be entered in any court having competent jurisdiction. For purposes of this Section 10.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Stockholders’ Agent (on behalf of the Converting Holders) with respect to more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the prevailing party.  The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e)Notwithstanding the foregoing, the provisions of this Section 10.6 shall not apply in the case of a Claim Certificate provided in connection with a claim by a third Person made against an Indemnified Person, which claims shall be governed by Section 10.7.

10.7.Third-Party Claims.

(a)If a claim by a third Person is made against an Indemnified Person (a “Third Party Claim”), and if such Indemnified Person intends to seek indemnity with respect thereto under this Article X, such Indemnified Person shall promptly notify the Stockholders’ Agent in writing of such claims (a “Third Party Claim Certificate”).  The Third Party Claim Certificate shall describe in reasonable detail the facts giving rise to the claim for indemnification hereunder that is the subject of the Third Party Claim Certificate, the amount and the method of computation of the amount of such claim, a reference to the provision of this Agreement upon which such claim is based and all material documentation relevant to the claim described in the Third Party Claim Certificate.  Such Third Party Claim Certificate (i) need only specify such information to the Knowledge of such Indemnified Person as of the date thereof with respect to the claim set forth in the Third Party Claim Certificate, and (ii) may be amended or supplemented with information relating to specifically to such claim with information and facts which are discovered after the date thereof, so long as the delivery of the original Third Party Claim Certificate is made prior to the expiration of the applicable Claims Period and such supplemental information relates to the underlying facts and circumstances specifically set forth in such original Third Party Claims Certificate; provided, that all claims for Indemnifiable Damages properly set forth in a Third Party Claim Certificate or any amendment or supplement thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of the applicable Claims Period.  No delay in providing such Third

Party Claim Certificate prior to the expiration of the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Converting Holder or the Stockholders’ Agent, as applicable, are materially prejudiced thereby.

(b)The Stockholders’ Agent shall have 20 days after receipt of such Third Party Claim Certificate to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Person shall cooperate with it in connection therewith; provided, that the Stockholders’ Agent will not be entitled to control the defense of a claim by a third Person if such claim (i) seeks injunctive or equitable relief or (ii) is a Relevant Claim; provided, further, that the Stockholders’ Agent shall only be entitled to assume the defense of such Third-Party Claim if the Stockholders’ Agent first irrevocably agrees not to contest the Indemnified Person’s right to indemnification, subject to the limitations set forth herein, in connection with the claims for indemnification described in such Third Party Claim Certificate (as such Third Party Claim Certificate may be updated from time to time as described herein). A “Relevant Claim” is a Third Party Claim that seeks monetary damages greater than the outstanding amounts due to the Converting Holders under the Acquirer Promissory Notes less the aggregate amount of Indemnifiable Damages stated in Claims Certificates with respect to other pending or unresolved claims.  If the Stockholders’ Agent elects to undertake the defense of a Third Party Claim, it shall keep the Indemnified Person reasonably informed of all material developments and it shall permit the Indemnified Person, at its own cost and expense, to participate in all meetings and to review and comment on all pleadings and material correspondence related thereto; provided, that if in the reasonable opinion of counsel for such Indemnified Person, there is a reasonable likelihood of a conflict of interest between the Stockholders’ Agent or the Converting Holders, on the one hand, and the Indemnified Person, on the other hand, concerning such Third Party Claim, then the reasonable cost of one counsel for the Indemnified Person shall be borne by the Converting Holders.  The Stockholders’ Agent shall not, except with the written consent of the Indemnified Person (which shall not be unreasonably delayed, withheld or conditioned) enter into any settlement or compromise any claim by a third Person.

(c)If the Stockholders’ Agent does not notify the Indemnified Person in writing within 20 days after receipt of the Third Party Claim Notice that it elects to undertake the defense of the claim described therein, the Indemnified Person shall have the right to undertake the defense or prosecution of such claim through counsel of its own choice, in which event it shall do so continuously, in good faith and using commercially reasonable efforts, it shall keep the Stockholders’ Agent reasonably informed of all material developments and it shall permit the Stockholders’ Agent, at its own cost and expense, to participate in all meetings and to review and comment on all pleadings and material correspondence related thereto, it being understood that the reasonable fees and expenses incurred by the Indemnified Person in connection with such defense or prosecution shall be considered Indemnifiable Damages hereunder with respect to the subject matter of such claim, indemnifiable to the extent provided in Section 10.1; provided, that the Indemnified Person shall not enter into any settlement or compromise any claim by a third Person, or consent to the entry of any judgment, without the prior written consent of the Stockholders’ Agent which shall not be unreasonably delayed, withheld or conditioned.

(d)Each party hereto shall have full access to the employees, books and records of the other party for purposes of investigating the merits of any claim by a third Person which is the subject of investigation.  Each party hereto shall use its reasonable best efforts to preserve the confidentiality and/or privileged status of all confidential and/or privileged information provided pursuant to such request.

Article XI
Payment of Acquirer Promissory Notes; Treatment of Payments

11.1.Payment of Acquirer Promissory Notes.

(a)At the maturity date of each Acquirer Promissory Note and subject to the terms and provisions of the Subordination Agreements, Acquirer shall pay to the Converting Holders an amount equal to (i) all outstanding amounts due thereunder to the Converting Holders, less (ii) the aggregate amount of any indemnification claim of the Indemnified Persons which have been submitted prior to such maturity date and remain outstanding as of such maturity date (the “Outstanding Claims Amount”), and less (iii) the aggregate amount of the offset, if any, against such Acquirer Promissory Note pursuant to Section 8.4(c)(i).

(b)Acquirer shall retain the Outstanding Claims Amount until the indemnification claims related thereto are resolved.  If the indemnification claims relating to the Outstanding Claims Amount are resolved and the amount paid to the Indemnified Persons is less than the Outstanding Claims Amount, then any remaining portion of the Outstanding Claims Amount shall be paid to the Converting Holders on a pro rata basis in accordance with their Pro Rata Shares.

(c)Acquirer shall retain the aggregate amount of the offset, if any, of the Acquirer Promissory Note pursuant to Section 8.4(c)(i) as provided in such section.

11.2.Treatment of Payments

.  Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Acquirer or any other Indemnified Persons pursuant to Section 8.4(b)(i), Section 8.4(c)(i) or Article X (including any offset against the Acquirer Promissory Notes) as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

Article XII
Stockholders’ Agent

12.1.Appointment of Stockholders’ Agent.

(a)Each of the Consenting Holders (by virtue of such Consenting Holder’s adoption or approval of this Agreement, acceptance of payment of any consideration in respect of the merger as contemplated herein, and/or execution and delivery of the Consenting Stockholder Agreement or Letter of Transmittal) hereby appoints LLR Equity Partners III, L.P. as its agent and attorney-in-fact, as the Stockholders’ Agent.

(b)The Stockholders’ Agent, as the agent for and on behalf of the Converting Holders, shall have the authority to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, defend, negotiate, compromise and otherwise deal with any Antitrust Investigation and the other matters set forth in Article VIII, and pursue any claims against the Special Escrow Fund in accordance with Section 8.3, (iv) review, negotiate and agree to and authorize Acquirer to exercise the Set-Off Right in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article X, (v) object to such claims pursuant to Section 2.6 or Section 10.6, as applicable, (vi) review and pursue any claims or other Legal Proceedings against the Acquirer and its Affiliates (which shall include the Surviving Corporation after the Closing) to enforce the terms of this Agreement or in the event of any breach by Acquirer and its Affiliates (which shall include the Surviving Corporation after the Closing) of this Agreement, the Acquirer Promissory Notes or any other agreement or document entered into in connection therewith, (vii) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (viii) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (ix) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment of the Merger Consideration and issuance of the Acquirer Promissory Notes) in accordance with the terms hereof and in the manner provided herein, (x) pursuant to Section 2.6, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital and authorize Acquirer to make claims against the Adjustment Escrow Amount in accordance with Section 2.6 and (x) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.  Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of LLR Equity Partners III, L.P. as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Article XII.  The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article X, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent.  The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the Converting Holders.  No bond shall be required of the Stockholders’ Agent.

12.2.Exculpation; Indemnification

.  The Stockholders’ Agent shall not be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct.  The Stockholders’ Agent shall serve as the Stockholders’ Agent without compensation; provided, that the Converting Holders shall severally but not jointly indemnify the Stockholders’ Agent and hold it harmless against any loss, Liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Stockholders’ Agent.

12.3.Reliance on Stockholders’ Agent Authority

.  After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 12.1 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder.  Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

Article XIII
General Provisions

13.1.Survival of Representations, Warranties and Covenants.

(a)All representations and warranties of the Company in this Agreement and in any certificate delivered by the Company to Acquirer pursuant to this Agreement at or prior to the Effective Time (other than the Spreadsheet and the Company Closing Financial Certificate) shall survive the Closing and shall remain in full force and effect until 11:59 p.m. Eastern time on the date that is 18 months from the Closing Date (the “Base Survival Date”); provided, that the representations and warranties made by the Company in Section 3.1(a) (Organization, Standing, Power and Subsidiaries), Section 3.1(b) (Organization, Standing, Power and Subsidiaries), Section 3.2 (Capital Structure), Section 3.3 (Authority; Non-contravention) or Section 3.11 (Taxes) and in any certificate delivered by the Company to Acquirer pursuant to this Agreement at or prior to the Effective Time (other than the Spreadsheet and the Company Closing Financial Certificate) that are within the scope of those covered by the foregoing Sections (collectively, the “Company Special Representations”) shall survive the Closing and shall remain in full force and effect until 11:59 p.m. Eastern time on the third anniversary of the Closing Date.

(b)All covenants of the Company in this Agreement which are required to be performed prior to the Closing shall survive the Closing and shall remain in full force and effect until 11:59 p.m. Eastern time on the Base Survival Date.

(c)All representations and warranties of Acquirer in this Agreement and in any certificate delivered by Acquirer pursuant to this Agreement at or prior to the Effective Time shall survive the Closing and shall remain in full force and effect until 11:59 p.m. Eastern time on the Base Survival Date; provided, that the representations and warranties set forth in Sections 4.1 (Organization and Standing), Section 4.2 (Authority; Non-Contravention) and Section 4.6 (Brokers) and in any certificate delivered by Acquirer pursuant to this Agreement at or prior to the Effective Time that are within the scope of those covered by the foregoing Sections shall survive the Closing and shall remain in full force and effect until 11:59 p.m. Eastern time on the third anniversary of the Closing Date.

(d)All covenants of the Acquirer in this Agreement which are required to be performed prior to the Closing shall survive the Closing and shall remain in full force and effect until 11:59 p.m. Eastern time on the Base Survival Date.  All other covenants and agreements of Acquirer and Surviving Corporation in this Agreement shall survive for the period in which they are required to be performed.

(e)Notwithstanding anything to the contrary herein, the time limitations set forth in this Section 13.1 shall not apply to any claim for arising out of, or resulting from, or in connection with fraud.

13.2.Notices

.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)if to Acquirer or Merger Sub, to:

Model N, Inc.
1600 Seaport Blvd, Suite 400
Redwood City, CA
Attention:  General Counsel
Facsimile No.:  (650) 610-4699
Telephone No.:  (650) 610-4702

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
Attention:  David K. Michaels
Facsimile No.:  (650) 938-5200
Telephone No.:  (650) 988-8500

(b)if to the Company, to:

1735 Market Street - 37th Fl.
Philadelphia, PA  19103
Attention:  Brian Madocks, Chief Executive Officer
Facsimile No.:  (215) 344-1910
Telephone No.:  (215) 344-1906

with a copy (which shall not constitute notice) to:

Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
Attention: Barry M. Abelson
P. Thao Le
Facsimile No.:(215) 981-4750
Telephone No.:(215) 981-4282 (Barry Abelson)
(215) 981-4135 (P. Thao Le)

(c)If to the Stockholders’ Agent, to:

c/o LLR Partners
Cira Center
2929 Arch Street - Ste. 2700
Philadelphia, PA  19104-2868
Attention:  Mitchell L. Hollin
Facsimile No.:(215) 717-2270
Telephone No.:(215) 717-2910

with a copy (which shall not constitute notice) to:

Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
Attention:  Barry M. Abelson
P. Thao Le
Facsimile No.:(215) 981-4750
Telephone No.:(215) 981-4282 (Barry Abelson)
(215) 981-4135 (P. Thao Le)

Any notice given as specified in this Section 13.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

13.3.Interpretation

.  When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated.  The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein.  Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender and neutral forms of such words, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (d) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (e) references to any Person include the successors and permitted assigns of that Person, (f) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (g) the phrases “provided to” and “delivered to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided at least 24 hours prior to the execution of this Agreement and (h) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 24 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 24 hours prior to the execution of this Agreement.  The symbol “$” refers to United States Dollars.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”  All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”   Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.  Unless indicated otherwise, all mathematical calculations contemplated by this

Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

13.4.Amendment.

(a)Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided, that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval.  To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

(b)Notwithstanding anything to the contrary contained herein, (i) Section 13.7(b), (ii) Section 13.8, (iii) Section 13.10(b), (iv) Section 13.11(c), (v) the second proviso in the first sentence of Section 13.13, (vi) Section 13.16 and (vii) this Section 13.4(b) (collectively, the “Financing Sources Provisions”) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of such sections) may not be amended, modified, waived or terminated in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the Lenders; provided, that Acquirer shall provide the Lenders with notice of any other amendment, modification, waiver or termination of any such provisions.

13.5.Extension; Waiver

.  At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein.  At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (A) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (B) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (C) with respect to Acquirer and/or Merger Sub, signed by Acquirer.  Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

13.6.Counterparts

.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart.  The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein.  All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

13.7.Entire Agreement; Parties in Interest.

(a)This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder except as provided in Sections 13.7(b) and 13.7(c).

(b)The Financing Sources shall be express third party beneficiaries of and shall be entitled to rely upon each of the Financing Sources Provisions, and the Financing Sources may enforce the Financing Sources Provisions to the fullest extent permitted under law.

(c)(i) Article X and this Section 13.7(c) are intended to benefit the Indemnified Persons, (ii) Section 6.17 and this Section 13.7(c) are intended to benefit the Company Indemnified Parties and (iii) Section 13.15 and this Section 13.7(c) are intended to benefit the Persons listed in Section 13.15(f), and such Persons may enforce such provisions, respectively.

13.8.Assignment

.  Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that (a) Acquirer and/or Merger Sub may assign its rights and delegate all or a portion of its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto and (b) Acquirer and/or Merger Sub shall be permitted to collaterally assign, at any time and in their sole discretion, their respective rights hereunder to any Financing Source without the prior written consent of any other party hereto; provided, that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

13.9.Severability

.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.10.Remedies Cumulative; Specific Performance.

(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief.  It is accordingly agreed that, subject to Section 8.2, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

(b)Without limiting the obligations of the Lender under the Commitment Letter to the Acquirer and notwithstanding anything to the contrary contained herein, the Company acknowledges and agrees that neither the Lender nor any Financing Source shall have any Liability or obligation to the Company, any Subsidiary or Affiliate of the Company and its and their respective shareholders, partners, members, directors, officers, employees, agents and Representatives in connection with this Agreement, the Debt Financing or any Transactions and the Company (on behalf of itself, its Subsidiaries and Affiliates and its and their respective shareholders, partners, members, directors, officers, employees, agents and Representatives) hereby waives any rights or claims against the Lender or any other Financing Source in connection with this Agreement, the Debt Financing and any Transactions, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself, its Subsidiaries and Affiliates and its and their respective shareholders, partners, members, directors, officers, employees, agents and Representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against the Lender or any other Financing Source in connection with this Agreement or any Transaction (including any action or proceeding relating to the Debt Financing).

13.11.Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a)EXCEPT FOR (i) CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION AND (ii) CLAIMS INVOLVING THE FINANCING SOURCES, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN WILMINGTON, DELAWARE.  SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES.  THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE.  THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY.  THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO.  THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b)Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court.  The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.  With respect to any particular action, suit or proceeding, venue shall lie solely in New Castle County, Delaware.  A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 13.11.  The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

(c)Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto agree that it will not bring, or support or permit the bringing of, by and of its Affiliates, Subsidiaries and its and their respective shareholders, partners, members, directors, officers, employees, agents and Representatives, any Legal Proceeding, action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether arising in contract, tort, equity or otherwise, involving a Financing Source in any way relating to this Agreement, the Debt Financing or any of the Transactions, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

13.12.WAIVER OF JURY TRIAL

.  EACH PARTY HERETO HEREBY KNOWINGLY AND VOLUNTARILY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

13.13.Governing Law

.  This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided, that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided, further, that, notwithstanding the foregoing, any disputes between Acquirer and Merger Sub, on the one hand, and the Financing Sources, on the other hand, will be governed by and construed in accordance with the applicable laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any law other than the law of the State of New York.

13.14.Rules of Construction

.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.  The parties intend that each representation, warranty, and covenant contained herein shall have independent significance (i.e., if any party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision)).

13.15.No Conflict.

(a)Each of the parties hereto, for itself and its Affiliates, (i) hereby confirms that no engagement that Pepper Hamilton LLP has undertaken or may undertake on behalf of any of the Company, the Subsidiaries, any of the Converting Holders, or any of their respective current or former equity holders, the Representative, or any of their respective Affiliates will be asserted by the Surviving Corporation or any Subsidiary or Acquirer either as a conflict of interest with respect to, or as a basis to preclude, challenge or otherwise disqualify Pepper Hamilton LLP from any current or future representation of any of (A) the current or former equity holders of the Company, (B) the Converting Holders, (C) any of the current or former equity holders of the Converting Holders, (C) the Representative, or (D) any of the Affiliates of the Persons described in the immediately preceding clauses (A) through (D), the (“Continuing Clients”), and (ii) hereby waives any conflict of interest that exists on or prior to the Closing, or that might be asserted to exist after the Closing, and any other basis that might be asserted to preclude, challenge or otherwise disqualify Pepper Hamilton LLP in any continuing or post-Closing representation of any of the Continuing Clients.

(b)Each of Acquirer and Merger Sub, for itself and its Affiliates (including the Surviving Corporation and the Subsidiaries), hereby irrevocably acknowledges and agrees that all communications and attorney work-product documentation between or among any of the Company, Subsidiaries or Continuing Clients, on the one hand, and Pepper Hamilton LLP, on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby, or any matter relating to any of the foregoing (collectively, “Protected Material”): (i) are privileged and confidential communications and documentation between or among one or more of the Company, Subsidiaries or Continuing Clients and such counsel; (ii) shall be deemed to belong solely to the Continuing Clients; and will not pass to, be claimed, held or used by or become, following the Closing, an asset or property of Acquirer or its Affiliates (including the Surviving Corporation or any of the Subsidiaries).  From and after the Closing, (A) none of Acquirer, the Surviving Corporation, any Subsidiary nor any Person purporting to act on behalf of or through Acquirer, the Surviving Corporation or any Subsidiary, or any of their respective Affiliates, will seek to obtain Protected Material by any process, (B) each of Acquirer, Merger Sub, the Surviving Corporation, on behalf of itself and its Affiliates (including the Subsidiaries), irrevocably waives and will not assert against any of the Continuing Clients, or against any manager, director, member, partner, officer, employee or affiliate of any of the Continuing Clients, any attorney-client privilege, or any right to discover or obtain information or documentation, with respect to any communication relating to this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby, between Pepper Hamilton LLP, on the one hand, and any of the Company, the Subsidiaries or Continuing Clients, on the other hand, occurring prior to the Closing in connection with any representation from and after the Closing.

(c)Notwithstanding the foregoing, none of the parties hereto hereby waives any attorney-client privilege, including relating to the negotiation, documentation and consummation of the transactions hereby, in connection with any third-party private or governmental adversarial investigation, proceeding, or litigation.

(d)Upon and after the Closing, none of Acquirer, the Surviving Corporation, nor their Affiliates (including any of the Subsidiaries) shall have any right of access to any communications or to the files of Pepper Hamilton LLP, relating to Protected Material.  Without limiting the generality of the foregoing, (i) only Continuing Clients and their respective Affiliates (and not Acquirer, Merger Sub, the Surviving Corporation or their Affiliates (including any the Subsidiaries)) shall be the sole holders of the attorney-client privilege with respect to such files, and (ii) Pepper Hamilton LLP shall have no duty to reveal or disclose any attorney-client communications, work product or files to Acquirer, Acquisition Sub, the Surviving Corporation or their Affiliates (including the Subsidiaries) by reason of any pre-Closing attorney-client relationship between such counsel and any of the Continuing Clients or their respective Affiliates.

(e)From and after the Closing, none of Acquirer, the Surviving Corporation or their Affiliates (including the Subsidiaries) shall have any right of access to any communications or to the files of Pepper Hamilton LLP relating to any Protected Material.  Acquirer, Merger Sub, the Company and their Affiliates (including the Subsidiaries) further agree that each shall not assert any claim against Pepper Hamilton LLP in respect of legal services provided in connection with this Agreement or the transactions contemplated hereby.

(f)Acquirer, Merger Sub, the Company and the Stockholders’ Agent further agree that Pepper Hamilton LLP and its partners and employees are third party beneficiaries of this Section 13.4.

13.16.Additional Financing Provisions.

(a)Notwithstanding anything herein to the contrary, the Company hereby agrees (on behalf of itself, the Subsidiaries, its Affiliates and its and their respective shareholders, partners, members, directors, officers, employees, agents and Representatives), (i) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 13.2 shall be effective service of process against it for any such action brought in any such court, (ii) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in the courts described in Section 13.11(c), (iii) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (iv) that the laws described in Section 13.13 shall govern any such action and (v) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 13.12.

(b)Notwithstanding anything that may be expressed or implied in this Agreement, the parties hereto agree and acknowledge that this Agreement may not be enforced by or against any Financing Source, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Financing Source, as such, for any obligation under this Agreement or any documents or instruments delivered in connection with this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation; provided, that, notwithstanding the foregoing, nothing in this Section 13.16(b) shall in any way limit or modify any Financing Source’s obligations to Acquirer under the Commitment Letter.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Model N, Inc.

By: /s/Mark Tisdel

Name: Mark Tisdel

Title: Senior Vice President and Chief Financial Officer

Nexus Acquisition Sub, Inc.

By: /s/Mark Tisdel

Name: Mark Tisdel

Title: President and Treasurer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Sapphire Stripe Holdings, Inc.

By: /s/ Brian Madocks

Name: Brian Madocks

Title: President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Stockholders’ Agent

LLR Equity Partners III, L.P., in its capacity as Stockholders’ Agent

By:	LLR Capital III, L.P., its general partner
By:	LLR Capital III, LLC, its general partner

By: /s/ Mitchel L. Hollin

Name: Mitchell L. Hollin

Title: Member

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

As used herein, the following terms shall have the meanings indicated below:

“Acquisition Proposal” means, with respect to the Company or any Subsidiary, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company or any Subsidiary, or from the Company Stockholders or the stockholders of any Subsidiary, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any Subsidiary or any merger, consolidation, business combination or similar transaction involving the Company or any Subsidiary, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company o any Subsidiary in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any Subsidiary, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.

“Acquirer Transaction Documents” means this Agreement and each other Transaction Document to which the Acquirer and/or Merger Sub is or will be a party.

“Additional Transaction Bonuses” means the cash bonuses set forth under the column “Additional Transaction Bonus” on Schedule 2.4(c) of the Company Disclosure Schedule.

“Adjustment Escrow Amount” means $500,000.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Tranche 1 Amount” means $5,000,000.

“Aggregate Tranche 2 Amount” means $5,000,000.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Antitrust Investigation” means, with respect to any Person, any investigation by a Governmental Entity under antitrust laws provided that such Person has received written notification that such Governmental Entity has authorized the opening of a preliminary investigation under antitrust laws and receives a written request for information and/or documents in connection with such investigation.

“Antitrust Restraint” means any requirement by a Governmental Entity that Acquirer or the Company enter into any settlement, undertaking, agreement or Order with such Governmental Entity, or any Order issued by any Governmental Entity with respect to an Antitrust Investigation that provides for or requires, in each case, (i) the sale, divestiture or other disposition or holding separate (through establishment of a trust or otherwise) of (A) any material portion of the capital stock of the Company or any of its material Subsidiaries, or (B) any material portion of the businesses, intellectual property, assets or properties of (1) the Acquirer and its Subsidiaries, taken as a whole, or (2) the Company and the Operating Subsidiary, taken as a whole, including any material portion of the Business, (ii) any license (exclusive or non-exclusive) to material intellectual property of Acquirer and its Subsidiaries, taken as a whole, or the Company and the Operating Subsidiary, taken as a whole, or (iii) the imposition of any material limitation, impediment or condition on the ability of Acquirer and its Subsidiaries, taken as a whole, or the Company and the Operating Subsidiary, taken as a whole, to conduct their respective businesses or exercise ownership over their respective assets or property, including Acquirer’s ownership of the capital stock of the Company.  References to the “Company” in this paragraph shall include, after the Closing, the Surviving Corporation.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Asserted Merger Consideration” means the Base Amount, (i) plus the Asserted Net Working Capital Adjustment (which may be a positive or negative number), minus (ii) an amount in cash equal to the Asserted Transaction Expenses, minus (iii) an amount of cash equal to the Asserted Debt, plus (iv) an amount of cash equal to the Asserted Cash, minus (v) an amount in cash equal to the Carve-Out Amount, minus (vi) an amount in cash equal to the aggregate amount of all Additional Transaction Bonuses, minus (vii) an amount in cash equal to the aggregate amount of all Non-Continuing Performance Bonuses.

“Asserted Net Working Capital Adjustment” means an amount, which may be a positive number, a negative number or equal to zero, equal to (i) the Asserted Net Working Capital minus (ii) the Closing Net Working Capital Target.

“Base Amount” means $50,000,000 in cash.

“Business” means the business of the Company and the Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or any Subsidiary.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California and Philadelphia, Pennsylvania.

“Carve-Out Amount” means the aggregate amount of the cash bonuses set forth under the column “Carve-Out Amount” on Schedule 2.4(c) of the Company Disclosure Schedule.

“Closing Net Working Capital Target” means negative $18,000,000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bonus Certificate” means a certificate executed by the Chief Financial Officer and Chief Executive Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of the performance bonus that is to be paid to each Non-Continuing Bonus Recipient for the 2016 calendar year pursuant to the performance bonus plan applicable to such Non-Continuing Bonus Recipient.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Cash” means the cash and cash equivalents of the Company and the Subsidiaries, taken as a whole, as defined by and determined in accordance with GAAP, but excluding cash equivalents that are not convertible to cash within 30 days.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer and Chief Executive Officer of the Company dated as of the Closing Date, certifying, as of the Closing as to the good faith estimate of, (i) the amount of Company Net Working Capital (including (A) the consolidated balance sheet of the Company and the Subsidiaries as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each element of the consolidated total current assets of the Company and the Subsidiaries and (C) an itemized list of each element of the consolidated total current liabilities of the Company and the Subsidiaries), (ii) the amount of Company Debt as of the Closing, along with an itemized list of each such item of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (iii) the amount of Company Cash as of the Closing, along with an itemized list of each element of Company Cash, (iv) the amount of Transaction Expenses that are incurred but unpaid as of the Closing, along with an itemized list of each such item of Transaction Expenses and the Person to whom such Transaction Expenses are owed, (v) the Estimated Merger Consideration and (vi) the Merger Consideration Ratio.

“Company Common Stock” means the common stock, par value of $0.001 per share, of the Company.

“Company Credit Facility” means that certain Loan and Security Agreement, dated as of November 30, 2009, by and between Comerica Bank and I-Many, Inc., as amended.

“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company or any Subsidiary, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks or financial institutions, (ii) all obligations of the Company or any Subsidiary to pay payment amounts under a lease which is required to be classified as a capital lease on the face of a balance sheet prepared in accordance with GAAP, (iii) all obligations of the Company or any Subsidiary under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (iv) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on prepayment, as a result of the consummation of the Transactions or in connection with any lender consent, and (v) all guaranties, endorsements, assumptions and other contingent obligations of the Company or any Subsidiary in respect of the matters described in the immediately preceding clauses (i) though (iv).  For the avoidance of doubt, Company Debt shall not include the letters of credit issued by Comerica Bank in favor of the Company’s landlords for the properties leased by the Company and its Subsidiaries at the Specified Addresses.

“Company Net Working Capital” means (i) the consolidated total current assets of the Company and the Subsidiaries as of the Closing (as defined by and determined in accordance with GAAP as applied in the audited balance sheet included in the Financial Statements) less (ii) the consolidated total current liabilities of the Company and the Subsidiaries as of the Closing (as defined by and determined in accordance with GAAP as applied in the audited balance sheet included in the Financial Statements).  For purposes of calculating Company Net Working Capital, the current assets of the Company and the Subsidiaries shall (regardless of whether they would be treated as a current asset under GAAP as applied in the audited balance sheet included in the Financial Statements) exclude deferred Tax assets and all Company Cash.  For purposes of calculating Company Net Working Capital, the current liabilities of the Company and the Subsidiaries shall (regardless of whether they would be treated as a current liability under GAAP as applied in the audited balance sheet included in the Financial Statements) (A) include, without duplication, all Pre-Closing Taxes, Taxes described in Section 2.8, any other Liabilities of the Company or any Subsidiary for Taxes as of the Closing (other than payroll taxes or other Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions to the extent such Taxes are included in the calculation of the Transaction Expenses) and any Liabilities for paid time off and (B) exclude (i) any Liabilities for severance, (ii) any Liabilities for Non-Continuing Performance Bonuses, (iii) all Liabilities included in the calculation of Company Debt or Transaction Expenses, (iv) all Liabilities that are taken into account in calculating the Carve-Out Amount, (v) all Liabilities for Additional Transaction Bonuses and (vi) the Incremental Bonuses and Commissions.

“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company or any Subsidiary.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means the Company Series A Stock.

“Company Securityholders” means, collectively, the Company Stockholders and Company Optionholders.

“Company Series A Stock” means the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Continuing Employees” means the employees of the Company or any Subsidiary who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective subsidiaries and who execute an Offer Letter and, in each case, who accept employment to remain employees of the Surviving Corporation or a Subsidiary or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Converting Holders” means holders of Company Series A Stock (other than those holders of Company Series A Stock all of whose shares of Company Series A Stock constitute Dissenting Shares) as of immediately prior to the Effective Time.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the Merger.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Estimated Merger Consideration” means the Base Amount, plus (i) the Estimated Net Working Capital Adjustment (which may be a positive or negative number), minus (ii) an amount in cash equal to the Estimated Transaction Expenses, minus (iii) an amount of cash equal to the Estimated Debt, plus (iv) an amount of cash equal to the Estimated Cash, minus (v) an amount in cash equal to the Carve-Out Amount, minus (vi) an amount in cash equal to the aggregate amount of all Additional Transaction Bonuses, minus (vii) an amount in cash equal to the aggregate amount of all Non-Continuing Performance Bonuses.

“Estimated Net Working Capital Adjustment” means an amount, which may be a positive number, a negative number or equal to zero, equal to (i) the Estimated Net Working Capital, minus (ii) the Closing Net Working Capital Target.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fee Escrow Amount” means $5,000,000.

“Financing Sources” shall mean the entities that have directly or indirectly committed to provide or otherwise entered into agreements to provide the Debt Financing in connection with the transactions contemplated hereby, including the parties to the Commitment Letter and any joinder agreements, indentures or credit agreements relating thereto, and parties to any underwriting or purchase agreement, in each case together with any of their respective former, current or future general or limited partners, direct or indirect shareholders or equity holders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate representative or agent of the foregoing and their respective successors and assigns (in each case whether past, current or future), including Crystal Financial, LLC and TC Lending LLC, in their roles as lenders, arrangers and agents.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, ) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Incremental Bonuses and Commissions” means (i) the actual amount of commissions and bonuses accrued by the Company as of the Closing for the period beginning on October 1, 2016 and ending on December 31, 2016 (the “Specified Period”) minus (ii) the amount of commissions and bonuses that would be properly accrued by the Company for the Specified Period as of the Closing if the Company had not recorded any new subscription sales or perpetual licenses (which, for the avoidance of doubt, does not include any renewals, services or other commercial arrangements) with life sciences companies in the Specified Period.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual

(other than the Company), the executive officers of such Person, and (iii) with respect to the Company, Brian Madocks and Michael Coluzzi.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Lender” means each of TC Lending, LLC and Crystal Financial, LLC, and any of their Affiliates.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse to the near-term or longer-term business, condition (financial or otherwise) or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided, that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided, that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in Applicable Law or GAAP (provided, that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) the effect of any change arising in connection with earthquakes, fires and other similar destructive natural events, acts of war, sabotage or terrorism or military actions, or any worsening or escalation of the foregoing, (E) any events or occurrences, directly or indirectly, related to the announcement or consummation of the transactions contemplated by this Agreement or related to any Antitrust Investigation or Antitrust Restraint (including any loss of or adverse change in the relationship of the Subsidiaries with their respective employees, customers, suppliers or partners related thereto), or (F) the effect of any action taken by any of the Company or any Subsidiary or any omission to act by any of them, in each case, that is required by the terms of this Agreement or was otherwise taken (or not taken) at the request of Acquirer, Merger Sub or any of their respective Affiliates; or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.  Notwithstanding the foregoing, the failure of the Company and the Subsidiaries to meet any internal or external projections, forecasts, budgets or estimates of revenues or earnings shall not, in and of itself, be evidence that a Material Adverse Effect has occurred with respect to the Company and the Subsidiaries; provided, that the underlying cause of such failure may be such evidence, and may constitute a Material Adverse Effect with respect to the Company and the Subsidiaries.

“Merger Consideration” means the Base Amount, plus (i) the Net Working Capital Adjustment (which may be a positive or negative number), minus (ii) an amount in cash equal to the Transaction Expenses that are incurred but unpaid as of the Closing, minus (iii) an amount of cash equal to the Company Debt outstanding as of the Closing, plus (iv) an amount of cash equal to the Company Cash as of the Closing, minus (v) an amount in cash equal to the Carve-Out Amount, minus (vi) an amount in cash equal to the aggregate amount of all Additional Transaction Bonuses, minus (vii) an amount in cash equal to the aggregate amount of all Non-Continuing Performance Bonuses.

“Merger Consideration Ratio” means the quotient of (i) the Estimated Merger Consideration divided by (ii) the Series A Target Consideration.

“Net Working Capital Adjustment” means an amount, which may be a positive number, a negative number or equal to zero, equal to (i) the Company Net Working Capital minus (ii) the Closing Net Working Capital Target.

“Non-Continuing Bonus Recipient” means any employee of the Company or its Subsidiaries, (i) whose employment is terminated without cause, effective as of the Closing Date (or a date which is within five days after the Closing Date), and (ii) who was entitled to a performance bonus for the 2016 calendar year in accordance with the performance bonus plan applicable to such employee.

“Non-Continuing Performance Bonuses” means the cash bonuses that are payable to Non-Continuing Bonus Recipients for the 2016 calendar year as set forth in the Company Bonus Certificate.

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Permitted Encumbrances” means:  (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) statutory, common law or contractual liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company or a Subsidiary in the ordinary course of business consistent with past practice on its standard unmodified form of end user agreement (a copy of which has been made available to Acquirer) and (vii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and similar statutory liens arising or incurred in the ordinary course of business of the Company or such Subsidiary or are being contested in good faith, and for which adequate reserves have been established in accordance with GAAP; (viii) any covenants, restrictions, easements and other similar matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the  current ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries; and (ix) generally applicable zoning or building ordinances, entitlement and other land use and Environmental, Health and Safety Requirements.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Pre-Closing Taxes” means any Taxes (i) of the Company or a Subsidiary for a Taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) of any other Person for which the Company or a Subsidiary is liable as a result of being a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing, or (iii) for which the Company or any Subsidiary is liable as a transferee or successor (but only to the extent the Company or applicable Subsidiary became a transferee or successor prior to Closing), or by Contract (but only to the extent the Contract was entered into prior to Closing), in each case for this clause (iii) which Taxes are with respect to a Taxable period (or portion thereof) ending on or prior to the Closing Date.  In the case of any Taxes of the Company or any Subsidiary that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date.  Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the sum of the aggregate amount of cash that such Converting Holder is entitled to be paid pursuant to the first sentence of Section 2.3(a)(i) (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares) and the denominator of which is the aggregate amount of cash that all Converting Holders are entitled to be paid pursuant to the first sentence of Section 2.3(a)(i) (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares).

“Qualifying Offer of Employment” means, with respect to an employee of the Company or a Subsidiary, an offer of employment containing terms of employment that include a total compensation package (including base salary or wages, annual target bonus opportunity and other employee benefits) that is no less favorable, in the aggregate, to the total compensation package (including base salary or wages, annual target bonus opportunity and other employee benefits) provided to such employee immediately prior to the Closing Date; provided, for the avoidance of doubt, that an offer of employment will not fail to be a Qualifying Offer of Employment solely because it alters the definition of “Cause” or “Good Reason” that applies to any benefit to which such employee may be entitled in a manner that conforms such definition to Acquirer’s customary employment documents.

“Reduction in Value” means a reduction (from the Base Amount) in the value of the Company and the Subsidiaries as of the Closing Date but only to the extent such reduction is a natural and reasonably foreseeable consequence of the facts and circumstances giving rise to indemnification hereunder.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Liquidation Preference” means $10.00.

“Series A Per Share Consideration” means, with respect to a share of Company Series A Stock, (i) the Series A Liquidation Preference plus (ii) all accrued and unpaid dividends on such share of Company Series A Stock.

“Series A Target Consideration” means the aggregate sum of the Series A Per Share Consideration with respect to each share of Company Series A Stock that is issued and outstanding immediately prior to the Effective Time.

“Special Escrow Amount” means $10,000,000.

“Special Escrow Fund” means the Special Escrow Amount, as deposited with and maintained by the Escrow Agent, as such amount may be increased by any interest earned while deposited with the Escrow Agent, and reduced due to disbursements, from time to time, in accordance with the terms of this Agreement and the Escrow Agreement.

“Specified Addresses” means (i) 1735 Market Street, Philadelphia, PA 19103, and (ii) 8000 Jarvis Avenue, Suite 120, Newark, CA 94560.

“Specified Contract” means (i) any Contract providing for payments by the Company or any Subsidiary to a third party of $250,000 or more in the 12 months ending September 30, 2017, (ii) any statement of work, project change request or Contract for a perpetual license providing for payments to the Company or any Subsidiary of $500,000 or more in the 12 months ending September 30, 2017 and (iii) any Contract for a subscription license providing for payments to the Company or any Subsidiary of $250,000 or more in the 12 months ending September 30, 2017.

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (i) directly or indirectly owns, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.

“Subsidiary” means any subsidiary of the Company.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, or similar governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), and (ii) any Liability for the payment of any amounts of the type described in clause (i) of this definition as a result of (A) being a member of an affiliated, consolidated, combined, unitary or aggregate group or (B) being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such amounts or to indemnify any Person for such amounts.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with a Tax Authority with respect to Taxes.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or any Subsidiary in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company or any Subsidiary, (iv) the cost of the Tail Insurance Coverage, (v) any unpaid Spot Awards and (vi) the employer portion of any payroll Taxes payable in connection with the Carve-Out Bonuses, the Additional Transaction Bonuses, the Non-Continuing Performance Bonuses or any of the items described in clauses (i) through (v).

“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

Exhibit a

“280G Stockholder Approval”6.15

“Accounts Receivable”3.4(e)

“Acquirer”Preamble

“Acquirer’s Difference” 2.6(h)

“Acquirer Notice”2.6(b)

“Acquirer Plans”6.10(b)

“Acquirer Promissory Notes”2.3(a)(i)

“Additional Transaction Bonus”2.4(b)

“Agreement”Preamble

“Agreement Date”Preamble

“Antitrust Claim” 10.2(a)(ii)

“Asserted Cash”2.6(b)

“Asserted Debt”2.6(b)

“Asserted Net Working Capital”2.6(b)

“Additional Transaction Bonus”2.4(c)

“Asserted Transaction Expenses”2.6(b)

“Author”3.10(g)

“Base Survival Date”13.1(a)

“Basket”10.2(a)(i)

“Board”Recitals

“Bylaws”2.2(b)(ii)

“Carve-Out Bonus”2.4(c)

“Certificate of Incorporation”2.2(b)(ii)

“Certificate of Merger”2.1(d)

“Certificates”2.4(a)(ii)

“Claim Certificate”10.5(a)

“Claims Period”10.3(a)

“Closing Date”2.1(c)

“Closing”2.1(c)

“COBRA”3.12(b)

“Commitment Letter”4.3(a)

“Company”Preamble

“Company Authorizations”3.8(b)

“Company Balance Sheet”3.4(b)

“Company Balance Sheet Date”3.4(b)

“Company Data”3.10(a)(i)

“Company Disclosure Letter”Article III

“Company Employee Plans”3.12(a)

“Company Indemnification Provisions”6.17(a)

“Company Indemnified Parties”6.17(a)

“Company Intellectual Property”3.10(a)(ii)

“Company Intellectual Property
Agreements”3.10(a)(iii)

“Company IT Systems”3.10(a)(iv)

“Company Privacy Commitments”3.10(o)

“Company Privacy Policies”3.10(a)(vi)

“Company Products”3.10(a)(vii)

“Company Registered Intellectual
Property”3.10(a)(viii)

“Company Source Code”3.10(a)(ix)

“Company Special Representations”13.1(a)

“Company Stockholder Approval”3.3(a)

“Company Voting Debt”3.2(d)

“Company Websites”3.10(a)(x)

“Company-Owned Intellectual
Property”3.10(a)(v)

“Company Privacy Commitments”3.10(o)

“Confidential Information”3.10(i)

“Confidentiality Agreement”6.3(a)

“Consenting Stockholders” Recitals

“Consenting Stockholder Agreement” Recitals

“Continuing Clients”13.15(a)

“Debt Fee Letter”4.3(b)

“Debt Financing”4.3(b)

“Engagement Letter”4.3(b)

“Designated Employees”6.10

“Effective Time”2.1(d)

“Enforceability Exceptions”3.3(a)

“ERISA”3.12(a)

“ERISA Affiliate”3.12(a)

“Escrow Agent”2.4(e)

“Escrow Agreement”2.2(a)

“Estimated Cash”2.6(a)

“Estimated Debt”2.6(a)

“Estimated Net Working Capital”2.6(a)

“Estimated Transaction Expenses”2.6(a)

“Final Excess”2.6(f)

“Final Merger Consideration”2.6(f)

“Final Shortfall”2.6(g)

“Financial Statements”3.4(a)

“Foreign Plan”3.12(a)

“Indemnifiable Damages”10.1(a)

“Indemnified Person”10.1(a)

“Indian Share Transfer Tax”2.8

“Intellectual Property”3.10(a)(xii)

“Intellectual Property Rights”3.10(a)(xi)

“Key Employee”Recitals

“Letter of Transmittal”2.4(d)(i)

“Litigation Claim”3.6

“Mandatory Closing Date”2.1(c)

“Material Contracts”3.16(a)

“Merger”Recitals

“Merger Sub”Preamble

“New Litigation Claim”6.6(a)

“Non-Competition Agreement”Recitals

“Notice of Objection”2.6(c)

“Offer Letter”Recitals

“Open Source Materials”3.10(a)(xiii)

“Operating Subsidiary”Recitals

“Outstanding Claims Amount”11.1(a)

“Parachute Payment Waiver”2.2(b)(xvi)

“Permitted Issuances”5.2(e)

“Personal Data”3.10(a)(xiv)

“Pre-Closing Tax Periods” 6.14(d)

“Processing”3.10(a)(xv)

“Proprietary Information and
Technology” 3.10(a)(xvi)

“Protected Material”13.15(b)

“Relevant Claim”10.7(b)

“Reviewing Accountant”2.6(e)

“Section 280G Payments”6.15

“Set-Off Right”10.1(c)

“Significant Customer”3.21

“Significant Supplier”3.22

“Special Claim”10.2(a)(ii)

“Special Claims Cap”10.2(b)

Spreadsheet”6.8

“Stockholder Notice”6.1(c)

“Stockholders’ Agent”Preamble

“Stockholders’ Agent’s Difference”2.6(h)

“Subordination Agreements”2.2(b)(xviii)

“Surviving Corporation”2.1(a)

“Tail Insurance Coverage”6.17(b)

“Third Party Claim”10.7(a)

“Third Party Claim Certificate”10.7(a)

“Third-Party Intellectual Property”3.10(a)(xvii)

“Tranche 1 Promissory Note”2.3(a)(i)

“Tranche 2 Promissory Note”2.3(a)(i)

“Transactions”Recitals

“WARN Act”3.12(l)

“Written Consent”Recitals

*Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.